AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, VIA EDGAR, ON MAY 6, 1998


                                                      REGISTRATION NO. 333-51321

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                             RCM TECHNOLOGIES, INC.
             (Exact Name of Registrant as specified in its charter)


                         NEVADA                                                  95-1480559
            (State or other jurisdiction of                                   (I.R.S. Employer
             incorporation or organization)                               (Identification Number)


                             2500 MCCLELLAN AVENUE
                                   SUITE 350
                       PENNSAUKEN, NEW JERSEY 08109-4613
                                 (609) 486-1777
          Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                          ---------------------------

                                   LEON KOPYT
                             2500 MCCLELLAN AVENUE
                                   SUITE 350
                       PENNSAUKEN, NEW JERSEY 08109-4613
                                 (609) 486-1777
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ---------------------------

                  Please send a copy of all correspondence to:

                    MARK K. KESSLER                                          MICHAEL J. SILVER
                   RICHARD A. SILFEN                                        WALTER G. LOHR, JR.
        WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP                            HOGAN & HARTSON L.L.P.
             TWELFTH FLOOR PACKARD BUILDING                               111 SOUTH CALVERT STREET
                 111 SOUTH 15TH STREET                                           SUITE 1600
            PHILADELPHIA, PENNSYLVANIA 19102                             BALTIMORE, MARYLAND 21202
                     (215) 977-2000                                            (410) 659-2700

                          ---------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable following effectiveness of this Registration Statement.

                          ---------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                          ---------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.



                                                           SUBJECT TO COMPLETION



                                                                     MAY 6, 1998




                                2,700,000 SHARES

[Company logo                RCM TECHNOLOGIES, INC.
 appears here]
                                  COMMON STOCK

                            ------------------------


    Of the 2,700,000 shares of Common Stock offered hereby (the "Offering"), 2,509,980 shares are being sold by RCM Technologies, Inc. (the "Company") and 190,020 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RCMT." On May 6, 1998, the last reported sale price of the Common Stock was $23.50 per share. See "Price Range of Common Stock and Dividend Policy."


                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR
         ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

=======================================================================================================
                                 |      PRICE      |   UNDERWRITING  |                 |   PROCEEDS TO
                                 |        TO       |  DISCOUNTS AND  |   PROCEEDS TO   |     SELLING
                                 |      PUBLIC     |   COMMISSIONS   |   COMPANY (1)   |   STOCKHOLDERS
-------------------------------------------------------------------------------------------------------
Per Share....................... |      $          |      $          |      $          |      $
-------------------------------------------------------------------------------------------------------
Total(2)........................ |    $            |    $            |    $            |    $
=======================================================================================================

(1) Before deducting expenses of the Offering, all of which will be payable by the Company, estimated at $600,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $      , $
    and $      , respectively. See "Underwriting."

                            ------------------------

The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the delivery of the shares of Common Stock offered hereby will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland on or
about        , 1998.

BT ALEX.BROWN

                         BANCAMERICA ROBERTSON STEPHENS

                                                          LEGG MASON WOOD WALKER
                                                               INCORPORATED

                 THE DATE OF THIS PROSPECTUS IS         , 1998

[Map of the United States, appearing beneath a Company logo, depicting the locations of the Company's corporate headquarters and each of its branch offices. Caption below the map reading "Operations Conducted Through 41 Branches in 17 States."]






     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR MAINTAIN THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "UNDERWRITING."

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND CERTAIN SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere and incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. Investors should carefully consider the information set forth under the caption "Risk Factors." Unless the context otherwise requires, the "Company" or "RCM" refers to RCM Technologies, Inc. and its wholly owned subsidiaries. References to fiscal years are to the respective fiscal years of the Company which end October 31.

                                  THE COMPANY


     The Company is a multi-regional provider of information technology and other professional staffing services through its 41 branch offices located in 17 states. The Company's Information Technology Group offers responsive, timely and comprehensive information technology staffing solutions to support the entire systems applications development and implementation process. The Company's information technology professionals have expertise in a variety of technical disciplines, including enterprise software, network communications, database design and development and client server migration. The Company also offers professional engineering staffing and project management services, through its Professional Engineering Group, for a variety of engineering disciplines, such as aeronautical, electro-mechanical, nuclear and computer science. As of May 1, 1998, the Company employed approximately 1,000 information technology and approximately 500 professional engineering personnel. The Company is also engaged in the specialty healthcare and general support sectors of the staffing industry. During fiscal 1997, the Company placed employees with approximately 1,150 customers within a variety of industries. Representative customers include AT&T, Bell Atlantic, Chase Manhattan Bank, Liberty Mutual Insurance, MCI, Merck, Merrill Lynch, Northeast Utilities and 3M.


     Since fiscal 1995, the Company has pursued an aggressive growth strategy designed to transition the Company's business from general support staffing services to higher growth, higher margin professional staffing services, particularly information technology. In fiscal 1995, approximately half of the Company's revenues were derived from general support staffing and the Company did not offer information technology services. For the three months ended January 31, 1998, information technology services contributed 57% of the Company's revenues. Since the beginning of fiscal 1995, the Company has acquired 13 information technology or professional engineering staffing services companies, aggregating $126.7 million in revenues for their respective latest twelve months prior to acquisition. Through these acquisitions, the Company has achieved substantial revenue growth, improved its operating profitability and repositioned itself as a provider of information technology and other professional staffing services. The Company's revenues increased from $26.9 million in fiscal 1995 to $114.0 million in fiscal 1997, a compound annual growth rate of 106%. For the same period, the Company's operating income increased from $857,000 to $8.5 million, and its operating margin improved from 3.2% to 7.4%. On a pro forma basis (as if all fiscal 1997 and fiscal 1998 acquisitions occurred at the beginning of fiscal 1997), the Company's fiscal 1997 revenues, operating income and operating margins were $165.5 million, $13.3 million and 8.0%, respectively. As a result of this repositioning, the Company now operates in the fastest growing sector of the staffing industry and is experiencing strong internal growth. For the three months ended January 31, 1998, the Company's internal revenue growth was 34% over the comparable prior-year period.

     The staffing industry has experienced rapid growth in recent years. According to the Staffing Industry Report, revenues in the domestic temporary staffing industry have grown from $24.6 billion in 1992 to an estimated $53.7 billion in 1997, a five-year compound annual growth rate of 17%. Temporary staffing is now considered an effective tool for managing a company's investment in human resources. Temporary staffing allows companies to expand and contract employee levels based on current needs, thus converting fixed labor costs into controllable variable costs while still maintaining a high degree of employee skill level. Within the staffing industry, information technology staffing services is the fastest growing sector, having increased from approximately $5.1 billion in 1992 to approximately $14.9 billion in 1997, a five-year compound annual growth rate of 24%. This growth is a result of numerous factors, including (i) the increasing importance to companies of information technology,
(ii) the need for companies to continually update and integrate hardware platforms and software applications, (iii) the difficulties companies have in sustaining the requisite information technology expertise internally, (iv) the acceptance by companies of outsourcing information technology needs and (v) an increasing preference by technical professionals to operate independently, motivated by a desire to increase personal flexibility and work on a variety of technologies and projects. The temporary staffing industry is highly fragmented, with over 7,000 staffing companies in the United States, and is undergoing significant consolidation.

     The Company's objective is to become a leading provider of information technology and other professional staffing services in selected high growth, high density regional markets throughout the United States. The Company intends to achieve this objective by (i) focusing on information technology and other professional staffing services, (ii) strengthening its market presence in selected regions throughout the country, (iii) making strategic acquisitions in existing and new regions, (iv) promoting internal growth and (v) migrating its product offerings to higher value-added services.

     The Company typically enters a region by acquiring a profitable, growing provider of information technology or other professional staffing services, operated by a management team with an interest in joining the Company after the acquisition. The Company believes its entrepreneurial and decentralized operating environment is a key attribute in its ability to attract and close acquisitions, retain the management of acquired companies and promote internal growth. The Company builds on the names, reputations and customer relationships of acquired companies and shares operating policies, procedures and expertise among its branches to enhance operating efficiencies. The Company also focuses on quickly integrating the administrative functions of acquired companies in order to realize administrative savings and synergies, integrate and establish financial controls and relieve management of administrative burdens so that they can focus on growing sales.

     The Company plans to promote internal growth by continuing to cross-sell its existing mix of specialty professional services and increasing its revenues from higher margin project management and consulting services. As an example of cross-selling, the Company has successfully provided the services of its Information Technology Group to the utility industry customer base of its Professional Engineering Group. The Company believes the utilities industry is in the early stages of a period of deregulation which will increase the industry's need for information technology services. Additionally, the Company plans to use the project management expertise of its Professional Engineering Group to assist its Information Technology Group in expanding its sales of higher value-added project management and consulting services.

     The executive offices of the Company are located at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109, and its telephone number is (609) 486-1777.

                                  THE OFFERING


Common Stock offered by the Company............  2,509,980 shares
Common Stock offered by the Selling              190,020 shares(1)
  Stockholders.................................
Common Stock to be outstanding after the
  Offering.....................................  10,441,129 shares(1)(2)
Use of Proceeds................................  For working capital and other general corporate purposes, primarily to finance
                                                 future acquisitions, and repayment of bank
                                                 debt. See "Use of Proceeds."
Nasdaq National Market symbol..................  RCMT


------------------

(1) The Common Stock offered by the Selling Stockholders consists of shares to be issued by the Company upon the exercise of stock options (the "Selling Stockholder Options") by the Selling Stockholders at a weighted average exercise price of $3.20 per share.

(2) Does not include an aggregate of 1,959,525 shares of Common Stock reserved for issuance under the Company's stock option plans. As of May 5, 1998, options to acquire 1,103,875 shares (including the Selling Stockholder Options) of Common Stock at exercise prices ranging from $1.09 to $14.50 were outstanding, including options to acquire 403,950 shares which were not exercisable as of the date of this Prospectus.

                 SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)



                                       FISCAL YEAR ENDED OCTOBER 31,          THREE MONTHS ENDED JANUARY 31,
                                 ------------------------------------------   -------------------------------
                                                                 PRO FORMA                         PRO FORMA
                                                                AS ADJUSTED                       AS ADJUSTED
                                  1995      1996       1997       1997(1)      1997      1998       1998(2)
                                 -------   -------   --------   -----------   -------   -------   -----------
STATEMENT OF INCOME DATA:
Revenues:
  Information technology.......  $    --   $11,343   $ 50,665    $ 89,597     $ 8,298   $21,325     $26,545
  Professional engineering.....   13,846    26,184     33,306      45,876       6,336     9,093      11,231
  General support..............   13,070    18,816     24,793      24,793       5,354     5,458       5,458
  Specialty healthcare.........       --     4,696      5,195       5,195       1,163     1,356       1,356
                                 -------   -------   --------    --------     -------   -------     -------
      Total revenues...........   26,916    61,039    113,959     165,461      21,151    37,232      44,590
Gross profit...................    4,537    12,259     27,127      39,022       5,100     9,152      10,903
Operating income...............      857     3,015      8,486      13,293       1,355     3,087       3,732
Income from continuing
  operations(3)................      849     2,368      4,840       7,737         781     1,777       2,161
Income from continuing
  operations per share
  (diluted)(3).................  $  0.28   $  0.55   $   0.76    $   0.92     $  0.16   $  0.22     $  0.25
                                 =======   =======   ========    ========     =======   =======     =======
Supplemental income from
  continuing operations
  per share(4).................  $  0.18   $  0.38   $   0.76    $   0.92     $  0.15   $  0.22     $  0.25
                                 =======   =======   ========    ========     =======   =======     =======
Weighted average number of
  shares outstanding...........    3,008     4,321      6,361       8,365       4,962     8,177       8,559
OPERATING AND OTHER DATA:
Gross margin(5)................     16.9%     20.1%      23.8%       23.6%       24.1%     24.6%       24.5%
Operating margin(6)............      3.2%      4.9%       7.4%        8.0%        6.4%      8.3%        8.4%
Number of offices at
  period-end...................       18        29         36          41          32        39          41



                                                                           JANUARY 31, 1998
                                                              ------------------------------------------
                                                                                           PRO FORMA
                                                              ACTUAL    PRO FORMA(7)   AS ADJUSTED(7)(8)
                                                              -------   ------------   -----------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   557     $   557          $ 49,900
Working capital(9)..........................................   18,060      18,060            67,403
Total assets................................................   58,462      65,282           114,625
Total debt..................................................    2,000       8,700             2,000
Stockholders' equity........................................   46,944      47,064           103,106


------------------


(1) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1997 and fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 528,300 shares at a price of $23.50 per share), as if all such transactions had occurred as of the beginning of fiscal 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Statements of Operations."



(2) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 381,498 shares at a price of $23.50 per share), as if all such transactions had occurred at the beginning of fiscal 1998. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Statements of Operations."


(3) Income from continuing operations for fiscal 1997 does not include after tax loss from discontinued operations of $363,000, or $0.06 per share.

(4) Assumes an effective tax rate of 42% for fiscal 1995, fiscal 1996 and the three months ended January 31, 1997. The Company's effective tax rates for fiscal 1995, fiscal 1996 and the three months ended January 31, 1997 were 10%, 16% and 39%, respectively, due to the utilization of net operating loss carryforwards.

(5) Gross margin is gross profit as a percentage of total revenues.

(6) Operating margin is operating income as a percentage of total revenues.

(7) Assumes the acquisitions which occurred subsequent to January 31, 1998 had occurred on January 31, 1998.


(8) Gives effect to the issuance and sale of 2,509,980 shares of Common Stock offered by the Company hereby, the issuance of 190,020 shares upon the exercise of stock options by the Selling Stockholders and the anticipated application of the estimated net proceeds therefrom (assuming a public offering price of $23.50 per share). See "Use of Proceeds."


(9) Excludes Note payable-bank.

                                  RISK FACTORS

     This Prospectus and other reports and statements filed by the Company (collectively, "Commission Filings") from time to time with the Securities and Exchange Commission (the "Commission") contain or may contain certain forward-looking statements and information that are based on the beliefs of the Company's management as well as estimates and assumptions made by, and information currently available to, the Company's management. When used in Commission Filings, the words "anticipate," "believe," "estimate," "expect," "future," "intend," "seek," "plan" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the Company's operations and results of operations, competitive factors, shifts in market demand and other risks and uncertainties, including, in addition to any uncertainties specifically identified in the text surrounding such statements, uncertainties with respect to changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the Company's stockholders, customers, competitors and legislative, regulatory, judicial and other governmental authorities. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended, sought or planned. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby.

     Ability to Achieve and Manage Growth. The Company has experienced significant growth since the beginning of fiscal 1995, principally through acquisitions. Continued growth could place additional demands on its administrative, operational and financial resources. The Company's ability to achieve and manage its growth will depend on a number of factors, including the Company's ability to attract and retain management and other key personnel, its ability to adapt and grow its management information systems, its ability to maintain sufficient profit margins and the level of demand for contract and temporary personnel in the sectors in which the Company operates. There can be no assurance that the Company will be able to continue to achieve or manage such growth effectively and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Business Strategy."

     Risks of Acquisition and Integration of Acquired Businesses. As part of its business strategy, the Company will continue to evaluate opportunities to acquire local and regional businesses that expand or complement the Company's business. There can be no assurance that the Company will find attractive acquisition candidates or effectively manage the integration of acquired businesses into its existing business. If the expected operating efficiencies from such transactions do not materialize, if the Company fails to integrate new businesses in a timely manner into its existing business or if the costs of such integration exceed expectations, the Company's operating results and financial condition would be adversely affected. Future acquisitions by the Company could result in the incurrence of debt, the potentially dilutive issuance of equity securities and the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the Company's operating results and financial condition. The amount allocable to intangible assets on the Company's balance sheet may increase in connection with acquisitions, which will increase the Company's amortization expense. The Company had $29.5 million of intangible assets as of January 31, 1998. In the event of any sale or liquidation of the Company or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will ever be realized. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill would not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill will be reduced by the estimated shortfall of cash flows. Any future determination requiring the write-off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's financial condition and results of operations.

     Dependence on Availability of Qualified Personnel. The Company depends on its ability to attract, train and retain qualified personnel who possess the skills and experience necessary to meet the staffing requirements of its customers. Competition for information technology personnel is particularly intense and demand for their services has, to date, substantially exceeded their supply. The Company expects such competition to continue. Factors influencing such competition include compensation, benefits, variety of assignments, growth opportunities, relationships with other staffing companies and full-time employment opportunities. The Company, like others in the information technology staffing industry, depends to a significant degree on the recruitment of personnel from outside the United States. The availability of information technology personnel from countries outside the United States is affected by the number of visas granted under current United States immigration laws, and these laws have made and may continue to make the recruitment of international information technology personnel more difficult. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and on terms of employment acceptable to the Company. The inability to attract and retain qualified personnel in sufficient numbers, or to upgrade its base of qualified personnel to keep pace with changing customer needs and emerging technologies, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Operations."

     Competitive Market. The staffing industry is highly competitive, with limited barriers to entry. The Company's principal competitors are generally local or regional independent staffing companies that are located in the Company's various regional markets. The Company also encounters competition from international and national companies. Certain of the Company's competitors have more established operations and greater marketing, financial and other resources than the Company. In addition, as part of the Company's growth strategy, the Company competes for suitable acquisition candidates. Increased competition for such acquisition candidates could have the effect of increasing the price for acquisitions or reducing the number of suitable candidates for acquisition. The Company expects that the level of competition will remain high in the future, which could limit the Company's ability to maintain its market share or maintain gross margins in the geographic regions or industry sectors in which it operates, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     Reliance on Key Personnel. The Company is highly dependent upon the continued services and experience of its senior members of management, including Leon Kopyt, Chairman of the Board and Chief Executive Officer. The loss of the services of Mr. Kopyt or other senior members of management could have a material adverse effect on the Company's business. The Company has employment agreements with Mr. Kopyt and certain other members of management.

     Liability for Employee Actions. Providers of staffing services generally place their employees in the workplace of other companies. The risk of employee misconduct is attendant to the Company's business. These risks could include claims relating to errors and omissions, misuse of proprietary information, misappropriation of funds, discrimination and harassment, theft of customer property, other criminal activity or torts and other claims. The Company has not historically experienced any material claims of these types, and has insurance covering certain of these risks. However, there can be no assurance that the Company will not experience such claims or incur costs in connection with such risks in the future. Further, there can be no assurance that insurance coverage for such risks will continue to be available to the Company or that coverage will be adequate to cover such liabilities.

     Risk of Government Regulations and Legislative Proposals. The Company's costs of operations could increase if there are any material changes in government regulations. Recent federal and state legislative proposals have included provisions seeking to extend health insurance benefits to employees who do not currently receive such benefits. As a result of the wide variety of national and state proposals currently under consideration, the impact of such proposals cannot be predicted. There can be no assurance that the Company will be able to increase the rates charged to its customers in a timely manner and in sufficient amounts to cover increased costs related to any new benefits that may be extended to temporary employees as a result of such legislation or regulations. It is not possible to predict whether any other legislation or regulations affecting the Company's operations will be proposed or enacted at the federal or state level; however, no assurance can be given that if enacted, such legislation or regulations would not have a material adverse effect on the Company.

     Broad Discretion in Use of Proceeds. The Company intends to use approximately $6.7 million of the net proceeds of the Offering to repay indebtedness and will have broad discretion in using the remaining proceeds of the Offering. The Company intends to use the balance of the net proceeds for general corporate purposes, primarily to finance future acquisitions. Although the Company regularly reviews strategic acquisition opportunities, as of the date of this Prospectus, the Company has no binding agreements with respect to any material acquisitions. Consequently, there can be no assurance as to when or how the remaining net proceeds from the Offering will be used. If the Company is unable to promptly utilize such proceeds in connection with acquisitions, or to otherwise use such proceeds in the growth of its business, the returns realized from temporarily investing such proceeds may be substantially less than the returns which could be realized if such proceeds were successfully invested in the business. See "Use of Proceeds."

     Dependence on Key Customers. Although the Company provides services to a large number of customers, approximately 21.9% and 18.8% of the Company's revenues for fiscal 1997 and the three months ended January 31, 1998, respectively, were derived from the Company's top five customers. One such customer accounted for approximately 11.5% and 8.4% of the Company's revenues over the same periods, respectively. The loss of, or a reduction in, business from any major customer could adversely affect the Company. See "Business -- Sales and Marketing."

     Fluctuations in Quarterly Operating Results. The Company has experienced, and expects to continue experiencing, quarterly variations in revenues and operating income as a result of many factors, including the timing of assignments from customers, acquisitions, selling, general and administrative expenses to support new business and the incurrence of payroll taxes. In connection with certain engineering projects, the Company could incur costs in periods prior to recognizing revenues under those contracts. In addition, the Company must plan its operating expenditures based on revenue forecasts, and a revenue shortfall below the forecast for any quarter would likely have an adverse effect on the Company's operating results for the quarter. While the effects of seasonality of the Company's business have been obscured by its growth through acquisitions, the Company's branch offices usually experience lower revenues in the Company's first fiscal quarter due to the slowdown in business associated with the calendar year-end holiday season.


     Shares Eligible for Future Sale. Sales of substantial amounts of Common Stock in the public market following the Offering could adversely affect the market price of the Common Stock. Upon the closing of the Offering, there will be 10,441,129 shares of Common Stock outstanding, all of which will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144 and, except for (i) 1,096,936 shares which have been registered for resale and may be sold subject to certain contractual restrictions limiting resales by each of Messrs. Meyers and Blaire, to 50,000 shares, each, per week,
(ii) 55,265 shares which have been registered for resale, but are subject to a 90-day Lock-Up Period (as defined below), and (iii) 312,311 shares which may not be sold until November 30, 1998 due to contractual restrictions. The sale of 914,425 shares held by the directors and officers of the Company is limited by lock-up agreements. Under the terms of the lock-up agreements, these holders have agreed that they will not, without the prior written consent of BT Alex. Brown Incorporated, offer, sell, contract to sell or otherwise dispose of their shares for a period of 90 days from the date of this Prospectus (the "Lock-Up Period"). Following expiration of the Lock-Up Period, all of the shares subject to the lock-up agreements will be eligible for public resale. Sales of additional shares in the public market could also occur upon the exercise of existing stock options. The Company is unable to predict the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price for the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such influx of shares into the market could occur, could adversely affect the market price for the Common Stock and could impair the Company's future ability to obtain capital through offerings of equity securities. See "Shares Eligible for Future Sale."


     Effect of Certain Anti-takeover Provisions. Certain provisions of the Company's Articles of Incorporation, as amended (the "Articles of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), the Nevada Revised Statutes, the Company's Stockholder Rights Plan (the "Rights Plan") and the Second Amended and Restated Termination Benefits Agreement between the Company and its Chief Executive Officer (the "Benefits Agreement") could delay or frustrate the removal of incumbent directors and could make difficult a change in control transaction including a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's stockholders. For example, the Articles of Incorporation provide for a classified Board of Directors and deny the right of stockholders to amend the Bylaws without the consent of the Board and require advance notice of stockholder nominations of directors. The Company is also subject to provisions of the Nevada Revised Statutes, which prohibit a Nevada corporation that has 200 or more stockholders, at least 100 of whom are stockholders of record and Nevada residents, from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. In addition, the Rights Plan provides for substantial dilution of an "acquiring person" (as defined therein) in the event a person or group of persons acquires beneficial ownership of 15% or more of the outstanding Common Stock or in the event of a merger or sale of assets which is not approved by the "continuing directors," of the Company (as defined in the Rights Plan). Furthermore, in the event of a "change in control" (as defined in the Benefits Agreement) which results in the termination of the Chief Executive Officer, the Company would be required to make substantial payments and, in certain circumstances, reduce the exercise price of options issued to the Chief Executive Officer.

                              ACQUISITION PROGRAM

     Since fiscal 1995, the Company has pursued an aggressive growth strategy designed to transition the Company's business from general support staffing to higher growth, higher margin professional staffing services, particularly information technology. The Company has implemented this strategy through the acquisition of 13 information technology or professional engineering staffing services companies, aggregating $126.7 million in revenues for their respective latest twelve months prior to the acquisition. Through these acquisitions, the Company has achieved substantial revenue growth, improved its operating profitability and repositioned itself as a provider of information technology and other professional staffing services. A key element of the Company's growth strategy is to continue to pursue strategic acquisitions. The Company believes that its success in completing acquisitions is due to its entrepreneurial and decentralized operating philosophy, its strong corporate-level support and resources, its status as a public company and its ability to offer management of the acquired companies an opportunity to join and participate in the growth of a rapidly growing provider of information technology and other professional staffing services. See "Business -- Growth Strategy."

     The following table provides a summary of the acquisitions completed by the Company since fiscal 1995:

                                                     NUMBER
DATE ACQUIRED                COMPANY               OF OFFICES     HEADQUARTERS     SERVICES (1)  REVENUES (2)
-------------                -------               ----------     ------------     ------------  -------------
                                                                                                 (IN MILLIONS)
   12/15/94     Great Lakes Design, Inc.                1       Grand Haven, MI    PE               $  3.9
    8/30/95     Cataract, Inc.                          7       Newtown, PA        PE                 20.4
    3/11/96     The Consortium                          5       Fairfield, NJ      IT, SH, GS         26.0
     5/1/96     The Consortium of Maryland, Inc.        1       Bethesda, MD       IT                  5.6
    9/13/96     Performance Staffing, Inc.              4       Louisville, KY     PE                  2.3
    11/4/96     Programing Alternatives of              2       Minneapolis, MN    IT                  9.4
                  Minnesota, Inc.
     4/1/97     Programming Resources Unlimited         1       Wayne, PA          IT                  2.4
     8/4/97     Camelot Contractors Limited             1       Manchester, NH     IT                 16.2
    9/29/97     Austin Nichols Technical                1       Kansas City, MO    IT, PE              4.9
                  Temporaries, Inc.
    9/29/97     J.D. Karin Consulting Services,         1       Flanders, NJ       IT                  4.9
                  Inc.
     1/4/98     Northern Technical Services, Inc.       3       Milwaukee, WI      IT                 12.6
     2/2/98     Staffworks, Inc.                        2       Stanhope, NJ       IT                 12.6
     2/2/98     Global Technology Solutions, Inc.       1       Sacramento, CA     IT                  5.5
                                                       --                                           ------
                                                       30                                           $126.7
                                                       ==                                           ======

------------------
(1) Services provided are abbreviated as follows:

    IT - Information Technology
    PE - Professional Engineering
    SH - Specialty Healthcare
    GS - General Support

(2) Represents approximate revenues in the latest 12 months prior to the date of acquisition.

                                  USE OF PROCEEDS


     The net proceeds from the sale of the 2,509,980 shares of Common Stock offered by the Company hereby and the issuance of 190,020 shares upon the exercise of stock options by the Selling Stockholders are estimated to be approximately $56.0 million ($65.1 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $23.50 per share and after deducting estimated underwriting discounts and commissions and expenses of the Offering. The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders hereby.



     The Company intends to use the net proceeds, after repayment of $8.0 million of indebtedness, of approximately $48.0 million ($57.1 million if the Underwriters' over-allotment is exercised in full) for working capital and other general corporate purposes, primarily to finance future acquisitions. Although the Company regularly reviews strategic opportunities, as of the date of this Prospectus, the Company has no binding agreements with respect to any material acquisition.



     Approximately $8.0 million of the net proceeds from the Offering will be used to repay indebtedness outstanding under the Company's revolving credit facility with Mellon Bank, N.A. (the "Revolving Credit Facility") which was obtained for working capital purposes and acquisition financing. The Revolving Credit Facility provides a revolving line of credit, which permits borrowings of up to $20.0 million and expires on June 30, 1999. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at LIBOR (London Interbank Offered Rate) or the bank's prime rate, in each case plus applicable margin. The weighted average interest rate at May 1, 1998, was 8.4% and, as of such date, $10.0 million was outstanding under such facility. The Revolving Credit Facility has been used to fund certain of the Company's acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Pending the uses described above, the Company intends to invest the net proceeds in short-term, investment-grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RCMT." Prior to June 10, 1997, the Company's Common Stock was traded on The Nasdaq SmallCap Market. The following table sets forth approximate high and low sales prices by fiscal quarters for the periods indicated, as reported by the market on which it was traded.


                                                                 HIGH        LOW
                                                                ------      ------
FISCAL 1996
  First Quarter...........................................      $ 6.25      $ 2.66
  Second Quarter..........................................       13.25        4.22
  Third Quarter...........................................       15.38        5.75
  Fourth Quarter..........................................       12.88        7.00

FISCAL 1997
  First Quarter...........................................      $10.38      $ 7.00
  Second Quarter..........................................        9.75        6.25
  Third Quarter...........................................       11.75        6.88
  Fourth Quarter..........................................       16.63       11.88

FISCAL 1998
  First Quarter...........................................      $18.50      $14.38
  Second Quarter (through May 5)..........................       30.13       16.38



     On May 5, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $23.50 per share.


     As of April 22, 1998, the approximate number of holders of record of the Company's Common Stock was 1,736. Based upon the requests for proxy information in connection with the Company's most recent Annual Meeting of Stockholders, the Company believes the number of beneficial owners of its Common Stock exceeds 4,450.

     The Company has never declared or paid a cash dividend on the Common Stock and does not anticipate paying any cash dividends in the foreseeable future. It is the current policy of the Company's Board of Directors to retain all earnings to finance the development and expansion of the Company's business. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions and other factors that the Board of Directors deems relevant. The Revolving Credit Facility prohibits the payment of dividends or distributions on account of the capital stock without the prior consent of Mellon Bank, N.A.

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents, short-term debt and capitalization of the Company, on a consolidated basis, as of January 31, 1998 (i) on an actual basis, (ii) on a pro forma basis to give effect to acquisitions completed after January 31, 1998, and (iii) as adjusted to give effect to the Offering, and the anticipated application of the estimated net proceeds therefrom as set forth in "Use of Proceeds." The table should be reviewed in conjunction with the Company's historical and pro forma consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus.


                                                                  JANUARY 31, 1998
                                                    --------------------------------------------
                                                                                  PRO FORMA
                                                    ACTUAL    PRO FORMA (1)   AS ADJUSTED (1)(2)
                                                    -------   -------------   ------------------
                                                                   (IN THOUSANDS)
Cash and cash equivalents.........................  $   557      $   557           $ 48,900
                                                    =======      =======           ========
Short-term debt
  Note payable-bank(3)............................  $ 2,000      $ 8,700           $  2,000
                                                    =======      =======           ========
Long-term debt....................................       --           --                 --
Stockholders' equity:
  Preferred stock $1.00 par value; 5,000,000
     shares authorized; no shares issued or
     outstanding..................................       --           --                 --
  Common stock, $0.05 par value; 40,000,000 shares
     authorized; 7,582,206 shares issued and
     outstanding, actual and pro forma and
     10,282,206 shares issued and outstanding, pro
     forma as adjusted(4).........................      381          381                516
Additional paid-in capital........................   41,430       41,550             97,457
Retained earnings.................................    5,133        5,133              5,133
                                                    -------      -------           --------
Total stockholders' equity........................   46,944       47,064            103,106
                                                    -------      -------           --------
Total capitalization..............................  $46,944      $47,064           $103,106
                                                    =======      =======           ========


------------------
(1) Assumes that the acquisitions which occurred subsequent to January 31, 1998 had occurred on January 31, 1998.


(2) Gives effect to the sale of 2,509,980 shares of Common Stock offered by the Company hereby, the issuance of 190,020 shares of Common Stock upon exercise of the Selling Stockholder Options, and the application of the estimated net proceeds therefrom (assuming a public offering price of $23.50 per share). See "Use of Proceeds."


(3) The Note payable-bank reflects amounts outstanding under the Revolving Credit Facility. Amounts outstanding under the Revolving Credit Facility are secured, in part, by current assets of the Company and, as a result, are classified within the Company's Consolidated Financial Statements as current liabilities. The Revolving Credit Facility requires the Company to maintain minimum borrowings of $2 million. See Note 6 of Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.


(4) Pro forma as adjusted does not include 114,582 shares of Common Stock issued upon the exercise of 572,910 Warrants of the Company, at an effective price of $15.00 per share, since January 31, 1998. The Warrants expired on April 30, 1998. Pro forma as adjusted also does not include 914,425 shares of Common Stock issuable upon the exercise of outstanding stock options of the Company.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated financial data for, and as of the end of, each of the years in the five year period ended October 31, 1997 are derived from the audited consolidated financial statements of the Company included elsewhere or incorporated by reference in this Prospectus. The selected consolidated financial data for the three months ended January 31, 1997 and 1998 are derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the results of operations and financial position for such periods. The results of operations for the three months ended January 31, 1998 are not necessarily indicative of the results of operations to be expected for the year. The pro forma adjustments are described in the accompanying notes to the pro forma consolidated financial statements. The pro forma results of operations are not necessarily indicative of the results that would have occurred had the acquisitions been consummated as of the beginning of the period presented or that might be attained in the future. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the actual and pro forma consolidated financial statements of the Company included elsewhere or incorporated by reference in this Prospectus.


                                                                                                           THREE MONTHS
                                                 FISCAL YEAR ENDED OCTOBER 31,                           ENDED JANUARY 31,
                                 --------------------------------------------------------------   -------------------------------
                                                                                     PRO FORMA                         PRO FORMA
                                                                                    AS ADJUSTED                       AS ADJUSTED
                                  1993      1994      1995      1996       1997       1997(1)      1997      1998       1998(2)
                                 -------   -------   -------   -------   --------   -----------   -------   -------   -----------
STATEMENT OF INCOME DATA:
Revenues.......................  $28,633   $29,239   $26,916   $61,039   $113,959    $165,461     $21,151   $37,232     $44,590
Cost of services...............   24,387    23,864    22,379    48,780     86,832     126,439      16,051    28,080      33,687
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
Gross profit...................    4,246     5,375     4,537    12,259     27,127      39,022       5,100     9,152      10,903
Selling, general and
  administrative...............    3,281     3,674     3,550     8,914     18,069      24,621       3,626     5,814       6,855
Depreciation and
  amortization.................      113        93       130       330        572       1,108         119       251         316
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
Operating income...............      852     1,608       857     3,015      8,486      13,293       1,355     3,087       3,732
Other income (expense).........      (41)        5        86      (194)      (185)        100         (85)      (39)        (24)
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
Income before income taxes.....      811     1,613       943     2,821      8,301      13,393       1,270     3,048       3,708
Income taxes...................       78       187        94       453      3,461       5,656         489     1,271       1,547
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
Income from continuing
  operations...................      733     1,426       849     2,368      4,840       7,737         781     1,777       2,161
Loss from discontinued
  operations...................       --        --        --        --       (363)       (363)         --        --          --
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
Net income.....................  $   733   $ 1,426   $   849   $ 2,368   $  4,477    $  7,374     $   781   $ 1,777     $ 2,161
                                 =======   =======   =======   =======   ========    ========     =======   =======     =======
Earnings per share (diluted):
  Income from continuing
    operations.................  $  0.28   $  0.49   $  0.28   $  0.55   $   0.76    $   0.92     $  0.16   $  0.22     $  0.25
  Loss from discontinued
    operations.................       --        --        --        --      (0.06)      (0.04)         --        --          --
                                 -------   -------   -------   -------   --------    --------     -------   -------     -------
  Net income...................  $  0.28   $  0.49   $  0.28   $  0.55   $   0.70    $   0.88     $  0.16   $  0.22     $  0.25
                                 =======   =======   =======   =======   ========    ========     =======   =======     =======
Supplemental net income per
  share (diluted)(3)...........  $  0.18   $  0.32   $  0.18   $  0.38   $   0.70    $   0.88     $  0.15   $  0.22     $  0.25
                                 =======   =======   =======   =======   ========    ========     =======   =======     =======
Weighted average number of
  shares outstanding...........    2,578     2,930     3,008     4,321      6,361       8,365       4,962     8,177       8,559



                                                                                                              JANUARY 31, 1998
                                                                                                            ---------------------
                                                                             OCTOBER 31,                               PRO FORMA
                                                            ---------------------------------------------                 AS
                                                             1993     1994     1995      1996      1997     ACTUAL    ADJUSTED(4)
                                                            ------   ------   -------   -------   -------   -------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $  914   $2,534   $   298   $     6   $   918   $   557    $ 49,900
Working capital(5)........................................   3,741    5,201     4,242     9,518    19,279    18,060      67,403
Total assets..............................................   5,334    6,666    10,302    24,407    54,083    58,462     114,625
Total debt................................................      74       35       935     2,747     2,000     2,000       2,000
Stockholders' equity......................................   4,046    5,477     7,527    16,220    44,612    46,944     103,106


------------------

(1) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1997 and fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 528,300 shares at a price of $23.50 per share), as if all such transactions had occurred as of the beginning of fiscal 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Statements of Operations."


(2) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 381,498 shares at a price of $23.50 per share), as if all such transactions had occurred at the beginning of fiscal 1998. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Statements of Operations."

(3) Assumes an effective tax rate of 42% for fiscal 1993, 1994, 1995 and 1996 and the three months ended January 31, 1997. The Company's effective tax rates for fiscal 1993, 1994, 1995, 1996 and the three months ended January 31, 1997 were 10%, 12%, 10%, 16% and 39%, respectively, due to the utilization of net operating loss carryforwards.

(4) Assumes that the acquisitions which occurred subsequent to January 31, 1998 had occurred on January 31, 1998 and gives effect to the sale of 2,509,980 shares of Common Stock offered by the Company hereby, the issuance of 190,020 shares upon the exercise of stock options by the Selling Stockholders and the anticipated application of the estimated net proceeds therefrom (assuming a public offering price of $23.50 per share). See "Use of Proceeds."

(5) Excludes Note payable-bank.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a multi-regional provider of information technology and other professional staffing services through its 41 branch offices located in 17 states. Since its inception in 1971, the Company's business and strategy have evolved substantially. Initially, the Company focused on the development of environmental technologies and, until 1977, operated an aluminum recovery facility in California. In 1981, the Company diversified its operations through the acquisition of Intertec Design, Inc., a temporary staffing company that provided professional engineering, clerical and light industrial personnel. In fiscal 1992, at the recommendation of the current President and Chief Executive Officer, Leon Kopyt, the Company discontinued its environmental business. In fiscal 1994, the Company embarked on a strategy to position staffing services as its core business.

     Since fiscal 1995, the Company has pursued an aggressive growth strategy designed to transition the Company's business from general support staffing services to higher growth, higher margin professional staffing services, particularly information technology. In fiscal 1995, approximately half of the Company's revenues were derived from general support staffing and the Company did not offer information technology services. For the three months ended January 31, 1998, information technology services contributed 57% of the Company's revenues. Since the beginning of fiscal 1995, the Company has acquired 13 information technology or professional engineering staffing services companies, aggregating $126.7 million in revenues for their respective latest twelve months prior to acquisition. Through these acquisitions, the Company has achieved substantial revenue growth, improved its operating profitability and repositioned itself as a provider of information technology and other professional staffing services.

     The following table is presented to illustrate the Company's successful transition of its business mix and sets forth, for the periods indicated, the Company's (i) sources of revenues as a percentage of total revenues, (ii) gross profit margin by sources of revenues, and (iii) gross profit by sources of revenues as a percentage of total gross profit.

                                                   YEAR ENDED OCTOBER 31,
                                                  ------------------------   THREE MONTHS ENDED
                                                   1995     1996     1997     JANUARY 31, 1998
                                                  ------   ------   ------   ------------------
REVENUES:
  Information technology........................     --%    18.6%    44.4%          57.3%
  Professional engineering......................   51.4     42.9     29.2           24.4
  General support...............................   48.6     30.8     21.8           14.7
  Specialty healthcare..........................     --      7.7      4.6            3.6
                                                  -----    -----    -----          -----
        Total...................................  100.0%   100.0%   100.0%         100.0%

GROSS PROFIT MARGIN:
  Information technology........................     --%    27.9%    29.8%          29.3%
  Professional engineering......................   17.2     17.7     19.0           18.3
  General support...............................   16.5     18.1     18.5           16.2
  Specialty healthcare..........................     --     22.7     21.9           25.8
        Gross profit margin.....................   16.9%    20.1%    23.8%          24.6%

GROSS PROFIT AS A PERCENTAGE OF TOTAL GROSS
  PROFIT:
  Information technology........................     --%    25.8%    55.6%          68.4%
  Professional engineering......................   52.5     37.7     23.3           18.2
  General support...............................   47.5     27.8     16.9            9.6
  Specialty healthcare..........................     --      8.7      4.2            3.8
                                                  -----    -----    -----          -----
        Total...................................  100.0%   100.0%   100.0%         100.0%

     The Company realizes revenues from the placement of contract and temporary staffing personnel. These services are primarily provided to the customer at hourly rates that are established for each of the Company's staffing personnel, based upon their skill level and experience and the type of work performed. Hourly billing rates for staffing services range from $60 to $85 for the Information Technology Group, $50 to $75 for the Professional Engineering Group, $8 to $18 for the General Support Group, and $40 to $70 for the Specialty Healthcare Group. The Company also provides project management and consulting work, primarily in the Professional Engineering Group, which are billed either by agreed upon fee or hourly rates, or a combination of both. The billing rates and profit margins for project management and consulting work are higher than those received for professional staffing services. Hourly billing rates for project management work range from $125 to $185 within the Information Technology Group and $110 to $155 within the Professional Engineering Group. The Company plans to expand its sales of higher margin consulting and project management services. See "Business -- Growth Strategy."

     The majority of the Company's services are provided under purchase orders. Contracts are utilized on certain of the more complex assignments where the engagements are for longer terms or where precise documentation on the nature and scope of the assignment is necessary. Contracts, although they normally relate to longer-term and more complex engagements, generally do not obligate the customer to purchase a minimum level of services and are generally terminable by the customer on 60 to 90 days notice. Revenues are recognized when services are provided.

     Costs of services consist primarily of salaries and compensation-related expenses for billable staffing personnel, including payroll taxes, employee benefits, worker's compensation and other insurance. Principally all of the billable personnel are treated by the Company as employees. Selling, general and administrative expenses consist primarily of salaries and benefits of personnel responsible for operating activities and include corporate overhead expenses. Corporate overhead expenses relate to salaries and benefits of personnel responsible for corporate activities, including the Company's acquisition program and corporate marketing, administrative and reporting responsibilities. The Company records these expenses when incurred. Depreciation relates primarily to the fixed assets of the Company. Amortization relates principally to the goodwill resulting from the Company's acquisitions. These acquisitions have been accounted for under the purchase method of accounting for financial reporting purposes and have created goodwill which is being amortized over 40-year periods.

     The Company's net income for fiscal 1995 and 1996 has been determined after giving effect to the utilization of a net operating loss carryforward. This effectively reduced federal tax accruals to a minimal amount during those periods and subjected the Company to composite tax rates of between 9.9% and 16.1%, principally as a result of state income taxes. As of January 31, 1997, the Company had utilized principally all of its net operating loss carryforward and, accordingly, expects that for the foreseeable future its net income will be subject to full federal and state rates of taxation.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data on a historical and pro forma as adjusted basis as a percentage of revenue:

                                           FISCAL YEAR ENDED OCTOBER 31,        THREE MONTHS ENDED JANUARY 31,
                                      ---------------------------------------   -------------------------------
                                                               1997                              1998
                                                      -----------------------           -----------------------
                                                                 PRO FORMA                         PRO FORMA
                                      1995    1996    ACTUAL   AS ADJUSTED(1)   1997    ACTUAL   AS ADJUSTED(2)
                                      -----   -----   ------   --------------   -----   ------   --------------
Revenues............................  100.0%  100.0%  100.0%       100.0%       100.0%  100.0%       100.0%
Cost of services....................   83.1    79.9    76.2         76.4         75.9    75.4         75.5
                                      -----   -----   -----        -----        -----   -----        -----
Gross profit........................   16.9    20.1    23.8         23.6         24.1    24.6         24.5
Selling, general and
  administrative....................   13.2    14.7    15.9         14.9         17.1    15.6         15.4
Depreciation and amortization.......    0.5     0.5     0.5          0.7          0.6     0.7          0.7
                                      -----   -----   -----        -----        -----   -----        -----
Operating income....................    3.2     4.9     7.4          8.0          6.4     8.3          8.4
Other income (expense)..............    0.3    (0.3)   (0.2)         0.1         (0.4)   (0.1)        (0.1)
                                      -----   -----   -----        -----        -----   -----        -----
Income before income taxes..........    3.5     4.6     7.2          8.1          6.0     8.2          8.3
Income taxes........................    0.3     0.7     3.0          3.4          2.3     3.4          3.5
                                      -----   -----   -----        -----        -----   -----        -----
Income from continuing operations...    3.2     3.9     4.2          4.7          3.7     4.8          4.8
                                      -----   -----   -----        -----        -----   -----        -----
Loss from discontinued operations...     --      --    (0.3)        (0.2)          --      --           --
                                      -----   -----   -----        -----        -----   -----        -----
Net income..........................    3.2%    3.9%    3.9%         4.5%         3.7%    4.8%         4.8%
                                      =====   =====   =====        =====        =====   =====        =====

------------------

(1) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1997 and fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 528,300 shares at a price of $23.50 per share), as if all such transactions had occurred as of the beginning of fiscal 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Condensed Statements of Operations."



(2) Adjusted to give effect to (i) the acquisitions (and related financing transactions) which occurred during fiscal 1998 and (ii) the reduction in interest expense resulting from the anticipated use of the estimated net proceeds from the Offering (assuming a public offering of 381,498 shares at a price of $23.50 per share), as if all such transactions had occurred at the beginning of fiscal 1998. See "Use of Proceeds" and "Unauditied Pro Forma Consolidated Condensed Statements of Operations."


THREE MONTHS ENDED JANUARY 31, 1998 COMPARED TO THREE MONTHS ENDED JANUARY 31, 1997

     Revenues. Revenues increased 76.0%, or $16.1 million, for the three months ended January 31, 1998 as compared to the comparable prior-year period. Of this increase, approximately $8.8 million was attributable to revenue growth through acquisitions made during fiscal 1997 and the three months ended January 31, 1998, and approximately $7.3 million was from internal growth. For the three months ended January 31, 1998 compared to the three months ended January 31, 1997, the Company's internal revenue growth from operations owned during both periods was 34%. Internal growth was primarily a result of adding new customers to, and increasing sales to existing customers in, the Company's Information Technology Group.

     Cost of Services. Cost of services increased 74.9%, or $12.0 million, for the three months ended January 31, 1998 as compared to the equivalent prior-year period. This increase was primarily due to increased salaries and compensation associated with the increased revenues experienced during this period. Cost of services as a percentage of revenues decreased to 75.4% for the three months ended January 31, 1998 from 75.9% for the comparable prior-year period. This improvement was primarily due to a greater percentage of the Company's revenues being derived from specialty staffing services.

     Selling, General and Administrative. Selling, general and administrative expenses increased 60.3%, or $2.2 million, for the three months ended January 31, 1998 as compared to the comparable prior-year period. This increase resulted from the change in the mix of the business during the three months ended January 31, 1998, which required higher marketing, sales, recruiting and administrative expenses than the comparable prior-year period. Selling, general and administrative expenses as a percentage of revenues decreased to 15.6% for the three months ended January 31, 1998 from 17.1% in the comparable prior-year period, primarily attributable to the sharing of administrative overhead over a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization increased 111.8%, or $133,000, for the three months ended January 31, 1998 as compared to the comparable prior year period. This increase was primarily due to the amortization of intangible assets acquired in connection with the acquisitions that occurred after January 31, 1997.

     Other Income Expense, Net of Interest Income. Actual interest expense of $55,000 for three months ended January 31, 1998, was partially offset by $16,000 of interest income, which was earned from the investment in interest-bearing deposits of the net proceeds of the Company's public offering in June 1997, after the repayment of bank debt. Interest expense decreased 38.9%, or $35,100, for three months ended January 31, 1998 as compared to the comparable prior-year period. This decrease was due to the decreased borrowings necessary to provide the funds for working capital.

     Income Tax. Income tax expense increased 159.7%, or $781,000, for the three months ended January 31, 1998 as compared to the comparable prior-year period. This increase was due to increased levels of income and an increase in the effective tax rate from 38.5% to 41.7%. The increase in the effective tax rate was primarily due to the non-deductibility of goodwill amortization.

YEAR ENDED OCTOBER 31, 1997 COMPARED TO YEAR ENDED OCTOBER 31, 1996

     Revenues. Revenues increased 86.7%, or $52.9 million, for fiscal 1997, as compared to fiscal 1996. Revenue growth was primarily attributable to acquisitions. The Company completed five acquisitions in fiscal 1997, aggregating $37.8 million in revenues for their respective latest twelve months prior to acquisition.

     Cost of Services. Cost of services increased 78.0%, or $38.0 million, for fiscal 1997 as compared to fiscal 1996. This increase was primarily due to increased salaries and compensation associated with the increased revenues experienced during this period. Cost of services as a percentage of revenues decreased to 76.2% for fiscal 1997 from 79.9% for fiscal 1996. This decline was primarily attributable to a greater percentage of the Company's revenues being derived from information technology and other professional staffing services.


     Selling, General and Administrative. Selling, general and administrative expenses increased 102.7%, or $9.2 million, for fiscal 1997 as compared to fiscal 1996. This increase resulted from the change in the mix of the business during the period which required higher marketing, sales, recruiting and administrative expenses than fiscal 1996. Selling, general and administrative expenses as a percentage of revenues increased to 15.9% for fiscal 1997 from 14.6% in fiscal 1996, primarily attributable to the increased sales, recruiting and administrative expenses necessary to support the Company's continued growth within the information technology sector. Corporate overhead expenses as a percentage of revenues decreased to 2.7% of revenues in fiscal 1997 from 4.0% in fiscal 1996, as these costs were spread over a larger revenue base.


     Depreciation and Amortization. Depreciation and amortization increased 73.6%, or $242,600, for fiscal 1997 as compared to fiscal 1996. This increase was primarily due to the amortization of intangible assets acquired in connection with the acquisitions.

     Other Income Expense, Net of Interest Income. Actual interest expense of $444,300 for fiscal 1997 was partially offset by $259,700 of interest income, which was earned from the investment in interest bearing deposits of the net proceeds of the Company's public offering in June 1997, after the repayment of bank debt. Interest expense increased 171.3%, or $280,500, for fiscal 1997 as compared to fiscal 1996. This increase was due to the increased borrowings necessary to provide the funds required for certain of the Company's acquisitions as well as to refinance the working capital debt of some of the acquired companies.

     Income Tax. Income tax expense increased 663.1%, or $3.0 million, for fiscal 1997 as compared to fiscal 1996. This increase was due to an increase in the effective tax rate from 16.1% to 41.7% and increased levels of net income. The increase in the effective tax rate was primarily due to the utilization of principally all of the remaining net operating loss carryforward which offset net income in prior periods.

     Loss From Discontinued Operations. In fiscal 1997, the Company incurred a one-time charge of $362,500 in connection with the settlement of a claim relating to the Company's former operation of a materials recovery facility prior to 1977. This segment of the Company's business was otherwise discontinued in fiscal 1992.

YEAR ENDED OCTOBER 31, 1996 COMPARED TO YEAR ENDED OCTOBER 31, 1995

     Revenues. Revenues increased 126.8%, or $34.1 million, in fiscal 1996 as compared to fiscal 1995. Revenue growth was primarily attributable to acquisitions. Internal growth was experienced in the Information Technology and Professional Engineering Groups and was offset by discontinued business in the General Support Group due to unacceptable margins and workers' compensation rates.

     Cost of Services. Cost of services increased 118.0%, or $26.4 million, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to increased salaries and compensation associated with the increased revenues experienced during this period. Cost of services as a percentage of revenues decreased to 79.9% for fiscal 1996 from 83.1% for fiscal 1995. This decline was primarily attributable to a greater percentage of the Company's revenues being derived from information technology and other professional staffing services.

     Selling, General and Administrative. Selling, general and administrative expenses increased 151.0%, or $5.4 million, in fiscal 1996 as compared to fiscal 1995. This increase resulted from the change in the mix of the business during fiscal 1996, which required higher marketing, sales, recruiting and administrative expenses than in fiscal 1995. Selling, general and administrative expenses as a percentage of revenues increased to 14.6% during fiscal 1996 as compared to 13.2% for fiscal 1995. This increase was primarily attributable to higher marketing, sales, recruiting and administrative expenses necessary to support continued growth within the information technology sector. Corporate overhead expenses as a percentage of revenues decreased to 4.0% of revenues in fiscal 1996 from 4.6% of revenues in fiscal 1995, as these costs were spread over a larger revenue base.

     Depreciation and Amortization. Depreciation and amortization increased 152.8%, or $199,000, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to the amortization of intangible assets acquired in connection with the acquisitions that occurred or were fully realized during fiscal 1996.

     Other Income (Expense). Other income (expense) consists primarily of interest income (expense) which changed by $268,000, from $104,000 in fiscal 1995 to ($164,000) in fiscal 1996. This increase was attributable to increased borrowings necessary to provide the funds required for the acquisitions during fiscal 1996.

     Income Tax. Income tax expense increased 385.0%, or $360,000, in fiscal 1996 as compared to fiscal 1995. This increase was primarily due to the higher level of profitability for fiscal 1996. The effective tax rates experienced by the Company in fiscal 1996 and fiscal 1995 were 16.1% and 9.9%, respectively. During each of these periods, the Company utilized a net operating loss carryforward to offset current income.

PRO FORMA COMPARED TO ACTUAL RESULTS OF OPERATIONS

     Since the beginning of fiscal 1995 and through the date of this Prospectus, the Company has acquired 13 staffing companies with combined revenues of approximately $126.7 million in their respective latest twelve months prior to acquisition. All of these acquisitions have been accounted for using the purchase method of accounting, and, accordingly, the Company's statements of income include the operating results of the acquired businesses from the dates of acquisition. The Company's historical consolidated operating results have been significantly affected by the number, timing and size of these acquisitions. Accordingly, pro forma financial data are provided within this Prospectus for a more meaningful representation of the Company's operating results.

     Pro forma financial data have been prepared and included herein to give effect to all acquisitions subsequent to October 31, 1997 as if they occurred as of the beginning of fiscal 1997. Pro forma adjustments have been made to reflect the elimination of certain non-recurring expenses that were identified at the time of these acquisitions, primarily salary adjustments. The pro forma financial data are not necessarily indicative of results of operations that would have occurred had these acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future.

LIQUIDITY AND CAPITAL RESOURCES


     To support its acquisition program and related working capital requirements, the Company has historically used borrowings under its Revolving Credit Facility and proceeds from offerings of Common Stock. On June 13, 1997, the Company completed a public offering which raised $23.3 million in proceeds for the Company. The net offering proceeds through January 31, 1998, have been used to fund acquisitions (requiring $15.6 million) and retire bank debt. At January 31, 1998, the Company had approximately $557,000 in cash and approximately $11.7 million in unused loan availability under the Revolving Credit Facility. During February 1998, the Company completed the acquisition of two companies which required the use of $6.7 million of loan availability under the Revolving Credit Facility and, as of May 1, 1998, the Company had approximately $10.0 million outstanding under the facility.


     Cash provided by operating activities was $2.8 million for the three months ended January 31, 1998 compared to $1.1 million for the three months ended January 31, 1997. This increase was the result of the increase of $1.1 million in net income before depreciation and amortization and other non-cash charges and the increase by $602,000 from changes in working capital, primarily an increase in taxes payable which was in turn offset by an increase in accounts receivable. Cash used in investing activities for the three months ended January 31, 1998 was $3.7 million compared to $5.2 million for the three months ended January 31, 1997. This was principally the result of a larger acquisition in the three months ended January 31, 1997 as compared to the acquisition completed in the three months ended January 31, 1998. Cash provided by financing activities for the three months ended January 31, 1998 was $554,000 compared to $4.2 million for the three months ended January 31, 1997. The increase in cash for the three months ended January 31, 1998 was principally the result of proceeds from the exercise of stock warrants. The increase in cash for the three months ended January 31, 1997 represented a net increase in borrowings under the Company's credit facility.

     Cash used in operating activities was $3.8 million for fiscal 1997. This was the result of $5.6 million of net income before depreciation and amortization and other non-cash charges offset by $9.4 million from changes in working capital, primarily an increase in accounts receivable and income taxes payable, which was, in turn, offset by an increase in accrued payroll and accounts payable. These changes were consistent with the Company's higher volume of business. Cash used in investing activities for fiscal 1997 was $17.9 million, principally the result of acquiring four staffing companies which required the use of $17.4 million of cash. Cash provided by financing activities for fiscal 1997 was $22.5 million, principally the result of $23.3 million in proceeds from the sale of common stock on June 13, 1997.

     Cash used in operating activities was $1.9 million for fiscal 1996. This was the result of $2.8 million of net income before depreciation and amortization and other non-cash charges offset by $4.7 million from changes in working capital, primarily an increase in accounts receivable, offset by an increase in accrued payroll and income taxes payable. These changes were consistent with the Company's higher volume of business. Cash used in investing activities for fiscal 1996 was $1.2 million, principally a result of acquiring three staffing companies which required the use of $1.0 million in cash. Cash provided by financing activities for fiscal 1996 was $2.8 million, principally the result of a net increase in borrowings of $1.8 million under the Company's credit facility and proceeds of $1.0 million from the private placement of its common stock.

     Cash provided from operating activities was $1.1 million for fiscal 1995. This was the result of $980,000 of net income before depreciation and amortization and other non-cash charges and an increase by $121,000 from changes in working capital, primarily a decrease in accounts receivable, offset by an increase in prepaid expenses and other current assets. Cash used in investing activities for fiscal 1995 was $2.4 million, principally the result of acquiring two staffing companies which required the use of $2.3 million of cash. Cash used by financing activities for fiscal 1995 was $916,000, principally the result of repayments under the Company's credit facility.

     On December 19, 1996, the Company and its subsidiaries entered into an amended and restated loan agreement with Mellon Bank, N.A. to provide the Revolving Credit Facility. The Revolving Credit Facility is secured by accounts receivable, contract rights and furniture and fixtures together with unlimited guarantees from the Company. The Revolving Credit Facility requires the Company and its subsidiaries to meet certain financial objectives and maintain certain financial covenants with respect to net income, effective net worth, working capital, senior indebtedness to effective net worth ratios, capital expenditures, current assets to current liabilities ratios, consolidated working capital and consolidated tangible net worth. At October 31, 1997 and January 31, 1998, the Company and its subsidiaries were in compliance with all financial covenants contained within the Revolving Credit Facility.


     Borrowings under the Revolving Credit Facility are to be used to meet cash flow requirements for the subsidiaries as well as operating expenses for the Company. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at LIBOR (London Interbank Offered Rate) or the bank's prime rate, plus applicable margin. At October 31, 1997 and January 31, 1998 there was approximately $14.0 million and $11.7 million, respectively, of unused loan availability under the Revolving Credit Facility. The Company intends to utilize approximately $8.0 million of the net proceeds from the Offering to pay down the Revolving Credit Facility which had a balance of approximately $10.0 million as of May 1, 1998, although the Company does intend to draw on this line as needed in the future.


     Following the completion of the Offering, the Company expects to enter into a new revolving credit agreement to replace the Revolving Credit Facility. Based on proposals for the new revolving credit agreement received by the Company, management believes that the Company will have availability under the replacement facility ranging from $50 million to $75 million, an anticipated increase of $30 million to $55 million from the current facility, and that pricing under the new facility will be more favorable to the Company than is offered under the current facility. Management continues to evaluate the proposals for the new arrangement and, following the completion of the Offering, will seek a commitment from the lending group proposing the terms management believes are most favorable to the Company.

     The Company anticipates that its primary uses of capital in future periods will be for acquisitions and the funding of increases in working capital. The Company has fully utilized the net proceeds made available through the June 1997 public offering. The Company's business strategy is to achieve growth both internally through operations and externally through strategic acquisitions. The Company's liquidity and capital resources may be affected in the future as the Company continues to grow through implementation of this strategy which may involve acquisitions facilitated through the use of cash and/or debt and equity securities. Funding for future acquisitions will be obtained from the proceeds of the Offering, the Revolving Credit Facility, funds generated through operations and future financing transactions.

     The Company does not currently have material commitments for capital expenditures and does not anticipate entering into any such commitments during the next twelve months. The Company continues to evaluate acquisitions of various businesses which are complementary to its current operations. The Company's current commitments consist primarily of lease obligations for office space. The Company believes that its capital resources are sufficient to meet its present obligations and those to be incurred in the normal course of business for the next twelve months.


     During the six months ended April 30, 1998, the Company derived $2.2 million of proceeds from the issuance of 148,748 shares of Common Stock upon the exercise of its Class C Warrants (the "Warrants") at an effective exercise price of $15.00 per share. The Warrants were issued in a public offering undertaken by the Company during 1989, and after several extensions, expired on April 30, 1998.


YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. In connection with this problem (the "Year 2000 Issue"), and in order to continue to deliver quality customer service and centrally manage its operations, the Company is currently upgrading its internal information system. The Company anticipates that the upgrade will be completed by the end of 1998; however, if such upgrade is not completed in a timely manner, the Year 2000 Issue may have a material effect on the operations of the Company. While the total cost associated with the upgrade of the Company's system is not known at this time, it is not expected to be material to the Company's financial position and is being capitalized as incurred. See "Business -- Information Systems."

IMPACT OF INFLATION

     The effects of inflation on the Company's operations were not significant during the periods presented.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997. SFAS 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the impact of the disclosure requirements of this statement.

                                    BUSINESS

     The Company is a multi-regional provider of information technology and other professional staffing services through its 41 branch offices located in 17 states. The Company's Information Technology Group offers responsive, timely and comprehensive information technology staffing solutions to support the entire systems applications development and implementation process. The Company's information technology professionals have expertise in a variety of technical disciplines, including enterprise software, network communications, database design and development and client server migration. The Company also offers professional engineering staffing and project management services, through its Professional Engineering Group, for a variety of engineering disciplines, such as aeronautical, electro-mechanical, nuclear and computer science. As of April 22, 1998, the Company employed approximately 1,000 information technology and approximately 500 professional engineering personnel. The Company is also engaged in the specialty healthcare and general support sectors of the staffing industry. During fiscal 1997, the Company placed employees with approximately 1,150 customers within a variety of industries. Representative customers include AT&T, Bell Atlantic, Chase Manhattan Bank, Liberty Mutual Insurance, MCI, Merck, Merrill Lynch, Northeast Utilities and 3M.

INDUSTRY OVERVIEW

     The staffing industry has experienced rapid growth in recent years. According to Staffing Industry Report, revenues in the domestic temporary staffing industry have grown from $24.6 billion in 1992 to an estimated $53.7 billion in 1997, a five-year compound annual growth rate of 17%. This growth has been driven by a change in the role of temporary staffing in corporations. Initially thought of as a short-term solution for peak production periods and as a temporary replacement for full-time personnel, the staffing industry is now considered an effective tool for helping companies manage their investment in human resources. Companies now use temporary personnel for varying lengths of time to respond to increasingly complex assignments. The shift towards contract personnel allows companies to expand and contract employee levels based on current needs, thus converting fixed labor costs into controllable variable costs while still maintaining a high degree of employee skill level. Relying on temporary staffing companies also reduces the costs associated with recruiting, training and terminating employees. In addition, changing government regulations concerning such items as employee benefits, health insurance and retirement plans have significantly increased employment costs related to permanent employees. In response, an increasing number of companies are turning to temporary staffing as an effective method of maintaining high employee skill level while controlling labor costs.

     According to Staffing Industry Report, information technology is the fastest growing sector within the temporary staffing industry, growing at a 24% five-year compound annual growth rate from 1992 to 1997. In recent years, businesses have become increasingly dependent on the use of computer systems to manage operations, automate routine tasks and disseminate information throughout the company. As companies have increased their investments in technology in order to remain competitive, the complexity and rapid development of new technologies have driven the need for increased levels of technical support. Faced with the challenge of developing and supporting these updated systems, companies are turning to information technology staffing services to provide technical support. Utilizing outside information technology personnel allows a company to focus on core operations, minimize its investment in its internal information technology workforce and obtain technical support from professionals with expertise in current technologies. Many companies have become comfortable with outsourcing and now look outside of their organizations to utilize individuals with the requisite specialized technical skills for temporary or project-oriented assignments.

     The staffing industry is highly fragmented, with over 7,000 companies in the United States. The industry is currently experiencing a trend toward consolidation as large companies seek to reduce the number of vendors and look to staffing companies that offer a wide range of services over a broad geographic area. In addition, the demand for employees skilled in new technologies exceeds the supply of qualified personnel. As employers find it more difficult to locate full-time candidates with special skills, they increasingly turn to temporary staffing companies to fill these needs. The Company believes these industry conditions are making it more difficult for small staffing companies to compete due to limited recruiting and placement capabilities, limited working capital and limited management resources. These factors are expected to accelerate the industry's consolidation trend.

BUSINESS STRATEGY

     RCM is dedicated to providing solutions to meet its customers' information technology and other professional staffing needs. The Company's objective is to be a leading provider of these specialty professional staffing services in selected regions throughout the United States. The Company has developed interrelated growth and operating strategies to achieve this objective. Key elements of its growth and operating strategies are as follows:

  GROWTH STRATEGY

     Focus on Information Technology and Other Professional Staffing
Services. The Company will continue to focus on providing information technology staffing services, the fastest growing sector of the temporary staffing industry, as well as other professional staffing services. According to Staffing Industry Report, revenues from information technology staffing services grew at a 24% five-year compound annual growth rate from 1992 through 1997. In addition to high growth rates, the Company believes that information technology and other professional staffing services offer more attractive profit margins than traditional staffing services. As the Company has transitioned its business mix to information technology and other professional staffing services, and away from general support staffing, it has experienced substantial margin improvement. The Company's operating profit margin for the three months ended January 31, 1998 was 8.3% as compared to 3.2% in fiscal 1995, when approximately half of the Company's revenue was derived from general support staffing and the Company did not offer information technology staffing services. The Company also believes that information technology and other professional staffing services are less cyclical than traditional staffing services.

     Strengthen Market Presence in Selected Regions Throughout the Country. The Company believes that a substantial amount of the total market for information technology and other professional staffing services is located in certain high growth regions in the United States. The Company's strategy is to expand into, and strengthen its existing presence in, such high density, high growth regions. Once established in a region, the Company concentrates on local and regional accounts, as opposed to national accounts, and therefore competes primarily against local and regional staffing companies with limited services, resources and capabilities. The Company utilizes its mix of information technology and other professional service offerings, recruiting and placement capabilities and financial resources to distinguish itself from its competition and to achieve significant customer penetration and retention. The Company enters new regions by acquiring strong local or regional companies and improving their ability to compete through the addition of the Company's resources. In February 1998, the Company acquired Global Technology Solutions, Inc. of Sacramento, California, thus establishing its first operations in the Northern California region, an area characterized by strong demand for information technology and other professional staffing services.

     Continue Strategic Acquisitions. The Company has acquired 13 information technology and other professional staffing companies since the beginning of fiscal 1995. The staffing industry continues to be highly fragmented, and the Company plans to continue its aggressive acquisition program. The Company's acquisition strategy is designed to strengthen its presence in its existing markets, expand into new geographic regions and add complementary service offerings or offer new professional staffing services. In targeting acquisitions, the Company focuses on companies with (i) annual revenues of $35 million or less, (ii) a history of profitable operations and experienced management personnel, (iii) substantial growth prospects and (iv) sellers who desire to join the Company's management team. To retain and provide incentives for management of its acquired companies, the Company typically structures a significant portion of the acquisition price in the form of multi-tiered consideration based on growth of operating profitability of the acquired company over a two to three-year period. The Company believes its success in completing acquisitions is due to its entrepreneurial and decentralized operating philosophy, its strong corporate-level support and resources, its status as a public company and its ability to offer management of the acquired companies an opportunity to join and participate in the growth of a rapidly growing provider of information technology and other professional staffing services.

     Promote Internal Growth. The Company is experiencing strong internal growth. For the three months ended January 31, 1998, the Company's internal revenue growth was 34% over the comparable prior-year period. The Company believes its high levels of internal growth are a result of the Company's transition to information technology and other professional staffing services, its location in strong operating regions and its strategy of acquiring companies with strong growth prospects and integrating their administrative functions to permit management to focus on increasing sales. The Company plans to maintain high levels of internal growth by increasing sales to existing customers, developing new customer relationships and cross-selling its professional staffing services. The Company believes approximately 50% of its current customers are users of both outsourced information technology and professional engineering services. The Company has increased its efforts to cross-sell its information technology and professional engineering services. As an example of cross-selling, the Company has successfully provided the services of its Information Technology Group to the utility industry customer base of its Professional Engineering Group.

     Migrate Product Offerings to Higher Value Added Services. The Company's strategic transition to a provider of information technology and other professional staffing services was designed to move the Company into higher growth and higher margin sectors of the staffing industry. For the three months ended January 31, 1998, 82% of the Company's revenues were generated by information technology and professional engineering staffing services. The Company believes it now has the opportunity to offer higher value-added services such as project management and consulting services to its professional staffing services customer base. The Company currently derives a substantial percentage of its professional engineering services revenues from project management work. The Company plans to use the project management expertise of its Professional Engineering Group to assist its Information Technology Group in expanding its sales of higher margin consulting and project management services. The billing rates and profit margins for project work and consulting services are higher than those received for staffing services. The Company intends to achieve this migration to higher value-added services through the internal sharing of its engineering project management expertise as well as through acquisitions.

  OPERATING STRATEGY

     Foster a Decentralized Entrepreneurial Environment. A key element of the Company's operating strategy is to foster a decentralized, entrepreneurial environment for its employees. The Company fosters this environment by continuing to build on the names, reputations and customer relationships of acquired companies and by sharing their operating policies, procedures and expertise with other branch locations to develop new ideas to best serve the prospects of the Company. The Company believes an entrepreneurial business atmosphere allows its branch offices to quickly and creatively respond to local market demands and enhances the Company's ability to motivate, attract and retain managers to maximize growth and profitability.

     Develop and Maintain Strong Customer Relationships. The Company seeks to develop and maintain strong interactive customer relationships by anticipating and focusing on its customers' needs. The Company emphasizes a relationship-oriented approach to business, rather than the transaction or assignment-oriented approach used by many of its competitors. To develop close customer relationships, the Company's branch managers regularly meet with both existing and prospective clients to help design solutions for, and identify the resources needed to execute, their strategies. The Company's branch managers also maintain close communications with their customers during each project and on an ongoing basis after its completion. The Company believes that this relationship-oriented approach results in greater customer satisfaction and reduced business development expense. Additionally, the Company believes that by partnering with its customers to design flexible staffing programs that can be expanded, contracted or redirected into other specialty areas, it can generate new opportunities to service their staffing requirements. The Company focuses on providing customers with qualified individuals compatible with the needs of such customers and makes a concerted effort to follow the progress of such relationships to ensure their continued success.

     Attract and Retain High Quality Contract and Temporary Personnel. The Company believes it has been successful in attracting and retaining qualified contract and temporary personnel by (i) providing stimulating and challenging work assignments, (ii) offering competitive wages, (iii) effectively communicating with its candidates, (iv) providing training to maintain and upgrade skills and (v) aligning the needs of its customers with the appropriately skilled personnel. The Company has been successful in retaining qualified contract and temporary personnel due in part to its use of qualified personnel designated as "ombudsmen" who are dedicated to maintaining contact with, and monitoring the satisfaction levels of, the Company's contract and temporary personnel, while they are on assignment.

     Centralize Administrative Functions. The Company seeks to maximize its operational efficiencies by integrating general and administrative functions at the corporate level, and reducing or eliminating redundant functions and facilities at acquired companies, typically within three months of an acquisition. This enables the Company to quickly realize potential savings and synergies, efficiently control and monitor its operations and allows acquired companies to focus on growing their sales and operations.

OPERATIONS

     The Company provides information technology and other professional staffing services through the following groups: Information Technology, Professional Engineering, General Support and Specialty Healthcare.

  INFORMATION TECHNOLOGY

     The Company's Information Technology Group offers responsive, timely and comprehensive information technology staffing solutions to support the entire systems applications development and implementation process. The Company's information technology professionals have expertise in a variety of technical disciplines, including enterprise software, network communications, database design and development and client server migration.

     In the course of a customer's systems applications project, the Information Technology Group may prepare project plans, assist users in defining high level functional specifications, perform system analysis and detailed design, select and configure hardware, create custom application programs, develop migration plans to move to a new operating platform or system, install and test the system, obtain user acceptance, draft user documentation, train the customer's employees to use the system and support, maintain and fine-tune the system on an ongoing basis. In addition, the Information Technology Group supports a wide variety of operating systems, programming languages, software tools and database management applications, including UNIX, Windows, Solaris, Novell, Netware, Sybase, Informix, Lotus Notes, Clipper, Visual Basic, Visual C++, Cobol II, CICS and Fortran. The Company believes that its ability to provide information technology staffing for a full range of such services provides an important competitive advantage. The Company also strives to ensure that its consultants have the expertise and skills needed to keep pace with rapidly evolving information technologies.

     Customers typically require the Company's services in order to fill gaps in their range of professional staffing needs or to augment existing personnel in response to expanded business needs. Engagements average in duration from three to 12 months. The following are examples of the types of services that have been provided by the Company's Information Technology Group:

     o The Company provided 20 professionals to a large HMO to provide system development, implementation, support, project management and training for remote access capability. This system enables the HMO's remote personnel and customers to access the HMO's main computing systems. The Company is currently providing eight network engineers to develop and implement a new high security firewall for the HMO's external network and computing systems.

     o The Company provided five professionals to a major Mid-Atlantic utility for a project designed to improve internet and intranet connectivity through site evaluation and design, including security analysis, installation and support to ensure fully functional transitions. This relationship was developed through the Company's Professional Engineering Group.

     o The Company provided 20 programming professionals to a multi-national bank holding company to write custom software for a variety of business analysis and programming applications. These programs are being developed to conform to a number of different platforms and environments, including IBM mainframe, UNIX, AS400, OS2 and Novell.

     o The Company provided 25 professionals to a national communications conglomerate to evaluate the viability and advisability of downsizing an application to the client/server platform. The engagement entailed analyzing the system against requirements, surveying system users to assess satisfaction, assessing the system's suitability for client server implementation, and preliminary evaluation of off-the-shelf systems.


     As of May 1, 1998, approximately 1,000 information technology personnel were employed by the Company.


  PROFESSIONAL ENGINEERING

     The Professional Engineering Group provides personnel to perform project engineering, computer aided design, and other technical services either at the site of the customer or, less frequently, at the Company's own facilities. Representative services include utilities process and control, electrical engineering design, system engineering design and analysis, mechanical engineering design, procurement engineering, civil structural engineering design, computer aided design and code compliance. The Professional Engineering Group has also developed an expertise in providing engineering, design and technical services to many customers in the aeronautical, paper and paper products manufacturing industries and the nuclear power, fossil fuel and electric utility industries.

     The Company believes that the deregulation of the utilities industry and the aging of nuclear power plants offer the Company an opportunity to capture a significant share of professional staffing and project management requirements of the utilities industry both in professional engineering services and through cross-selling of its information technology services. Heightened competition, deregulation and rapid technological advances are forcing the utilities industry to make fundamental changes in its business process. These pressures have compelled the utilities industry to focus on internal operations and maintenance activities and to increasingly outsource their personnel requirements. Additionally, the Company believes that increased performance demands from deregulation should increase the importance of information technology to this industry. The Company believes that its expertise and strong relationships with certain customers within the utilities industry position the Company to be a leading provider of professional services to the utilities industry.

     The engagements of the Professional Engineering Group generally vary in duration from three to 12 months. The following are examples of the types of services that have been provided by the Company's Professional Engineering
Group:

     o The Company is providing 50 contract engineers to a New England utility involved in the restart of three major electrical generating stations. The Company's engineers are reviewing platform design documentation, updating safety analysis reports and establishing and documenting correct plant configuration to be in accordance with applicable regulatory requirements.

     o The Company is providing 30 engineers to a major Canadian power producer who recently initiated a long-term organizational and plant improvement program. The Company's engineers are providing their expertise in the areas of regulatory compliance, performance assurance and emergency planning. As a result of this initial engagement, the Company also placed several information technology professionals with this Canadian power provider.

     o The Company is providing 30 engineers to a large manufacturer of personal hygiene and tissue products. The Company's engineers are designing mill equipment used to convert paper into products and assisting with evaluating configuration of management processes to install, operate and support production facilities.

     o The Company provided five engineers to a major Mid-Atlantic based telecommunications company to provide telecommunication systems redesign. This relationship was developed through the Company's Information Technology Group.


     As of May 1, 1998, approximately 500 engineering personnel were employed by the Company.


  GENERAL SUPPORT

     The General Support Group provides contract and temporary services, as well as permanent placement services, for full time and part time personnel in a variety of functional areas, including office, clerical, data entry, secretarial, light industrial, shipping and receiving and general warehouse. Contract and temporary assignments range in length from less than one day to several weeks or months. The General Support Group has been awarded multi-year contracts by such customers as AT&T, First National Bank of Chicago, Mellon Bank and Sears.

  SPECIALTY HEALTHCARE

     The Specialty Healthcare Group provides skilled, licensed healthcare professionals, primarily physical therapists, occupational therapists and speech language pathologists. The Specialty Healthcare Group provides services to hospitals, nursing homes, pre-schools, sports medicine facilities and private practices. Services include: in-patient, out-patient, sub-acute and acute care, rehabilitation, geriatric, pediatric and adult day care. The Specialty Healthcare Group does not provide nursing or home healthcare services. Typical engagements range either from three to six months or are on a day-to-day shift basis.

BRANCH OFFICES

     The Company's branch organization consists of four operating regions with 41 offices located in 17 states. The region of, and services provided by, each branch office are set forth in the table below.

                                 NUMBER OF
REGION                            OFFICES    SERVICES PROVIDED(1)
------                           ---------   --------------------
NORTHEAST
  Connecticut..................      3       PE, GS
  Maryland.....................      1       IT
  New Hampshire................      1       IT
  New Jersey...................      8       IT, PE, SH, GS
  New York.....................      2       IT, PE, SH
  Pennsylvania.................      3       IT, PE, GS
                                    --
                                    18
MIDWEST
  Indiana......................      1       GS
  Iowa.........................      1       IT
  Kentucky.....................      3       PE, GS
  Michigan.....................      2       PE
  Minnesota....................      1       IT
  Missouri.....................      1       IT, PE
  Wisconsin....................      3       IT, PE
                                    --
                                    12
SOUTHEAST
  Georgia......................      1       PE
  North Carolina...............      1       PE
  South Carolina...............      1       PE
                                    --
                                     3
WEST
  Northern California..........      1       IT
  Southern California..........      7       GS
                                    --
                                     8

------------------
(1) Services provided are abbreviated as follows:

      IT     -- Information Technology
      PE     -- Professional Engineering
      SH     -- Specialty Healthcare
      GS     -- General Support

     Branch offices are primarily located in regions which the Company believes have strong growth prospects for information technology and other professional staffing services. The Company's branches are operated in a decentralized, entrepreneurial manner with each branch office as an independent profit center. The Company's branch managers are given significant autonomy in the daily operations of their respective offices and, with respect to such offices, are responsible for overall guidance and supervision, budgeting and forecasting, sales and marketing strategies, pricing, hiring and training. Branch managers are paid on a performance-based compensation system designed to motivate the managers to maximize growth and profitability.

     The Company believes that a substantial portion of the buying decisions made by users of information technology and other professional staffing services are made on a local or regional basis and that the Company's branch offices most often compete with local and regional providers. Since the Company's branch managers are in the best position to understand the local and regional information technology and other professional staffing markets, and customers often prefer local providers, the Company believes that a decentralized operating environment maximizes operating performance and contributes to employee and customer satisfaction.

     From its headquarters in Pennsauken, New Jersey, the Company provides its branch offices with centralized administrative, marketing, finance and legal support. Centralized administrative functions minimize the administrative burdens on branch office managers and allow them to spend more time focusing on sales and marketing activities. The Company believes that its ability to rapidly integrate the administrative functions of its acquisitions has greatly enhanced its internal growth.

     Most of the branch offices have one branch manager, one sales manager, three salespersons and three recruiters. The Company's branch managers report to product-line general managers. General managers meet with branch managers on a regular basis to identify "best practices" for the various sales and marketing and recruiting processes and assist the branch managers in implementing these best practices. The Company's branch managers meet every three to six months to discuss "best practices" and ways to increase the Company's cross-selling of its professional services.

SALES AND MARKETING

     Sales and marketing efforts are conducted at the local and regional level through the Company's network of branch offices. The Company emphasizes long-term personal relationships with customers which are developed through regular assessment of customer requirements and proactive monitoring of personnel performance. The Company's sales personnel make regular visits to existing and prospective customers. New customers are obtained through active sales programs and referrals. The Company encourages its employees to participate in national and regional trade associations, local chambers of commerce and other civic associations. The Company seeks to develop strategic partnering relationships with its customers by providing comprehensive staffing solutions for all aspects of a customer's information technology and other professional staffing needs. The Company also concentrates on providing carefully screened professionals with the appropriate skills in a timely manner and at competitive prices. The Company constantly monitors the quality of the services provided by its personnel and obtains feedback from its customers as to their satisfaction with the services provided.

     During fiscal 1997, the Company placed employees with approximately 1,150 customers in a variety of industries. Representative customers include AT&T, Bell Atlantic, Chase Manhattan Bank, Liberty Mutual Insurance, MCI, Merck, Merrill Lynch, Northeast Utilities and 3M. Although the Company serves numerous Fortune 500 companies, the Company's relationships with these customers is typically formed at the local or regional level as the Company does not actively solicit national contracts, which typically have lower margins.

     Northeast Utilities, for whom the Company provides professional engineering staffing services, accounted for 8.4% of the Company's revenues for the three months ended January 31, 1998. No other customer accounted for over 5.0% of the Company's revenues during these periods. The Company's five and ten largest customers accounted for approximately 21.9% and 30.3%, respectively, of the Company's revenues for fiscal 1997 and 18.8% and 27.8%, respectively, of the Company's revenues for the three months ended January 31, 1998.

RECRUITING AND TRAINING

     The Company devotes a significant amount of time and resources, primarily at the branch level, to locating, training and retaining its professional staffing personnel. Full-time recruiters utilize the Company's proprietary database of available personnel, which is cross-indexed by skill to match potential candidates with the specific requirements of the customer. The qualified personnel in the databases are identified through numerous activities, including networking, referrals, the internet, job fairs, newspaper and trade journal advertising, attendance at industry shows and presentations. The Company also has several recruiters dedicated to recruiting highly skilled, highly sought-after information technology personnel from international locations such as Australia, Canada, England, India, Mexico, New Zealand, South Korea and other European and Southeast Asian countries. International recruits are available to all branch office locations through the Company's corporate headquarters.

     The Company routinely performs verification of education and employment, as well as personal and professional reference checks. As potential candidates are identified, each individual participates in an extensive qualification process. An in-house interview of the candidate is typically conducted by both the recruiting and sales staff and candidates are evaluated and qualified by a member of the Company's technical staff. Upon placement with the appropriate customer, the employee is continually monitored and supervised to ensure competent, timely and professional performance. Regular on-site visits by the Company's representatives are made and the employees and their supervisors are contacted. Professionals complete weekly status reports which are signed by their supervisors and report regularly on the status of their projects in order to identify and eliminate potential problems and issues which may arise. Exit interviews are conducted upon completion of an assignment and the customer is invited to confirm that all parties are satisfied with the work completed. The Company also offers educational programs to upgrade the skills of its personnel, particularly within its Information Technology Group.

     The Company believes that a significant element to the Company's success in retaining qualified contract and temporary personnel is the Company's use of "ombudsmen." Ombudsmen are qualified Company personnel dedicated to maintaining contact with, and monitoring the satisfaction levels of the Company's contract and temporary personnel, while they are on assignment.

INFORMATION SYSTEMS

     The Company has invested, and intends to continue to invest, substantial resources to develop systems that will enable it to deliver quality financial and operating data to management, provide timely and accurate customer billing and centrally manage its operations. The Company's internal information system is linked to all of the Company's offices. This system supports Company-wide operations such as payroll, billing, accounting and sales and management reports. Additionally, each of the four service groups has separate databases to permit efficient tracking of available personnel on a local basis. These databases facilitate efficient matching of customers' requirements with available temporary staffing personnel. For acquired companies, administrative functions are integrated into the Company's information system and personnel databases are updated accordingly. The Company typically completes this process within three months of the acquisition.

     The Company is currently running a beta version of an upgrade to its current internal information system and it is expecting that the new system will be fully operational by the end of 1998. The new system is provided by Applied Datametrics and is currently used by numerous staffing companies. The new system is year 2000 compliant and will expand management reporting capabilities and provide the flexibility necessary for the Company's acquisition strategy.

COMPETITION

     The staffing industry is highly competitive and fragmented, consisting of more than 7,000 companies. There are limited barriers to entry and new competitors frequently enter the market. The Company's principal competitors are generally local or regional independent staffing companies that are located in the Company's various regional markets. The Company also encounters competition from international and national companies. Certain of the Company's competitors have more established operations and greater marketing, financial and other resources than the Company.

     Additionally, the Company competes for suitable acquisition candidates based on its entrepreneurial and decentralized operating philosophy, its strong corporate-level support and resources, its status as a public company and its ability to offer management of the acquired companies an opportunity to participate in the growth of a rapidly growing provider of information technology and other professional staffing services.

PRIOR BUSINESS OPERATIONS

     The Company was previously engaged in the development of environmental technologies and the operation, until 1977, of an aluminum recovery facility in California. In fiscal 1992, the Company discontinued its environmental business. On September 26, 1997, the Company settled a potential environmental claim relating to the discontinued operations. In connection with such settlement, in fiscal 1997, the Company incurred a loss from discontinued operations of approximately $363,000. The Company believes, but cannot assure, that all matters, environmental or otherwise, relating to the discontinued operations have been concluded.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The Company's executive officers, directors and key employees are as follows:

EXECUTIVE OFFICERS AND DIRECTORS       AGE                         OFFICE
--------------------------------       ---                         ------
Leon Kopyt (1).......................  51    Chairman, Chief Executive Officer, President and
                                             Director
Stanton Remer (1)....................  48    Chief Financial Officer, Treasurer, Secretary and
                                             Director
Brian A. Delle Donne.................  41    Executive Vice President of Operations; General
                                             Manager of Information Technology
Rocco Campanelli.....................  47    Senior Vice President and General Manager of
                                             Professional Engineering
Kevin D. Miller......................  31    Senior Vice President of Corporate Development
Peter R. Kaminsky....................  58    Senior Vice President of Information Technology
Norman S. Berson (2).................  71    Director
Robert B. Kerr (2)(3)................  55    Director
Woodrow B. Moats, Jr. (3)............  65    Director


KEY EMPLOYEES
-------------------------------------
Michael Farber.......................  43    Vice President of Information Technology
Frank Lentz..........................  53    Vice President of Information Technology
Warren Lillund.......................  40    Vice President of Professional Engineering
Michael O'Keefe......................  48    Vice President of Information Technology
Michael Saks.........................  41    Vice President and General Manager of Specialty
                                               Healthcare and General Support

------------------

(1) Messrs. Kopyt and Remer are Class C directors of the Company and their terms expire at the annual meeting of stockholders in 1999.

(2) Mr. Berson is a Class A director of the Company and his term expires at the annual meeting of stockholders in 2000.

(3) Messrs. Kerr and Moats are Class B directors of the Company and their terms expire at the annual meeting of stockholders in 2001.

     Mr. Kopyt was appointed President and Chief Executive Officer in January 1992 and from May 1990 to that date served as Chief Operating Officer of the Company. Additionally, Mr. Kopyt served as Chief Financial Officer and Treasurer of the Company from 1992 to 1994. Mr. Kopyt's prior experience includes serving as President and Chief Executive Officer of Socimi International, a European transportation and defense products manufacturing company from 1981 to 1990. Mr. Kopyt holds a B.S. in Electrical Engineering from Drexel University. Mr. Kopyt has been a director of the Company since 1991 and Chairman of the Board since 1992.

     Mr. Remer was appointed Chief Financial Officer and Treasurer in May 1994. Mr. Remer's prior experience includes serving as an audit manager of a local accounting firm in 1993, serving as Chief Financial Officer of Sterling Supply Corporation from 1991 to 1992 and serving as managing partner of a regional accounting firm from 1983 to 1991. Mr. Remer is a Certified Public Accountant and holds a M.B.A. in Finance from Temple University and a B.S. in Textile Engineering from the Philadelphia College of Textiles & Science. Mr. Remer has been a director of the Company since 1992.

     Mr. Delle Donne was appointed Executive Vice President of Operations in April 1998. Mr. Delle Donne served as President of Knight Facilities Management, a global planning, engineering and management consulting firm from 1997 to 1998. Mr. Delle Donne also served as Senior Vice President of Ogden Projects, Inc., and President and Chief Operating Officer of Ogden Environmental Services from 1989 to 1997. Mr. Delle Donne also served in various capacities with Westinghouse Electric Corp. from 1978 to 1989. Mr. Delle Donne holds a B.A. in Materials Engineering and Economics from Brown University.

     Mr. Campanelli was appointed Senior Vice President and General Manager of Engineering in September 1995. Previously, he was a Senior Vice President of Operations and Marketing for Cataract, Inc. (acquired by the Company in August
1995). He also held the position of Northeast Regional Manager and Vice President of Operations since joining Cataract in 1988. Mr. Campanelli's prior experience includes serving as a Division Manager of Sales and Marketing and Section Manager of the Management Services Section of Impell Corporation, a division of Combustion Engineering, from 1976 to 1988. Mr. Campanelli holds a B.S. in Nuclear Science and Engineering from Maritime College.

     Mr. Miller was appointed Senior Vice President of Corporate Development in July 1997. Mr. Miller's prior experience includes serving as an Associate in the corporate finance department of Legg Mason Wood Walker, Incorporated from 1996 to 1997, serving as a business consultant for the Wharton Small Business Development Center from 1995 to 1996 and serving in various capacities in both the audit and corporate finance groups at Ernst & Young, LLP. Mr. Miller is a Certified Public Accountant and holds a M.B.A. in Finance from the Wharton School of the University of Pennsylvania and a B.S. in Accounting from the University of Delaware.

     Mr. Kaminsky was appointed Senior Vice President in May 1996. Mr. Kaminsky was the founder of Consortium of Maryland, Inc. ("Consortium MD") (acquired by the Company in May 1996). Mr. Kaminsky founded Consortium MD in 1980. Mr. Kaminsky holds a B.S. in Science from American University.

     Mr. Berson has been a shareholder in the law firm of Fineman & Bach, P.C., of Philadelphia, Pennsylvania, and its predecessors since 1981. The Company has retained Fineman & Bach, P.C. to represent it on various legal matters. From 1967 to 1982, Mr. Berson was a member of the House of Representatives of the Commonwealth of Pennsylvania. Mr. Berson has been a director of the Company since 1987.

     Mr. Kerr is founder and partner of Everingham & Kerr, Inc., a merger and acquisition consulting firm located in Haddon Heights, New Jersey, which provides professional intermediary services and other consulting services to small and middle market manufacturing, distribution and service businesses. Mr. Kerr's prior experience includes serving as Vice President-Sales, for Shieldalloy Corporation, a specialty metals producer, from 1974 to 1987. Mr. Kerr holds a B.S. in Mechanical Engineering and a B.A. in Arts and Sciences from Pennsylvania State University and a M.B.A. in Management from Wayne State University. Mr. Kerr has been a director of the Company since 1994.

     Mr. Moats is President of W.B. Moats & Associates, Berwyn, Pennsylvania, a marketing communications organization specializing in business-to-business marketing. Mr. Moats' prior experience includes serving as Senior Vice President-Corporate Marketing and Public Relations of National Railway Utilization Corporation from 1975 to 1980. Mr. Moats is a graduate of the University of Miami, Florida, as a marketing major specializing in advertising. Mr. Moats has been a director of the Company since 1994.

     Mr. Farber was appointed Vice President of Information Technology in March 1998 and has been with the Company since January 1996. Mr. Farber has 20 years experience within the information technology industry in the service, software and hardware arenas. For the two years prior to joining the Company, Mr. Farber was President and owner of Management By Objective, an information technology placement firm. Mr. Farber has previously held positions with Dun & Bradstreet, where he was Director of Sales, as well as KDI, a manufacturer of multi-media products, where he was Director of Business Development.

     Mr. Lentz was appointed Vice President of Information Technology in November 1996. Mr. Lentz was the founder of Programming Alternatives of Minnesota, Inc. ("PAMI") (acquired by the Company in November 1996). Mr. Lentz came to the Company with thirty years of experience in the staffing industry. For seven years, he held several management positions with General Employment Enterprises. He then spent ten years with Control Data Corporation as the Vice President of the Cyber Search Division. He purchased this division from Control Data in 1983 and formed PAMI.

     Mr. Lillund was appointed Vice President of Professional Engineering in January 1998. Previously, he was an owner of Northern Technical Services ("NTS," acquired by the Company in January 1998). Prior to joining NTS in 1994, Mr. Lillund was a District Finance and Contract Marketing Manager for Xerox Corporation and held various other sales and management positions from 1981 to 1994. Mr. Lillund holds a B.S. in Political Science and Psychology from the University of Wisconsin-Oshkosh.

     Mr. O'Keefe was appointed Vice President of Information Technology in October 1997. Previously, he was a founder of Camelot Contractors Limited (acquired by the Company in August 1997) and served as its Chief Executive Officer. His prior experience includes serving as Vice President of MAS New Hampshire and as Vice President and Treasurer of Technology Profiles Inc. MAS New Hampshire and Technology Profiles Inc. are recruiting firms that serve the information technology market. Mr. O'Keefe holds a B.A. from St. Anselm College and a Master of Natural Science Degree from Worcester Polytechnic Institute.

     Mr. Saks was appointed Vice President and General Manager of Specialty Healthcare and General Support in March 1998. Mr. Saks previously served as Vice President of Specialty Healthcare since May 1997 and joined The Consortium (acquired by the Company in March 1996) in January 1994. Mr. Saks' prior experience includes serving as Vice President of M.A. Management Associates, a New York based Executive Search Firm. Mr. Saks holds a B.S. in Accounting from Fairleigh Dickenson University.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 5, 1998 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by: (i) each person known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock; (ii) each of the Company's directors; (iii) the Company's Chief Executive Officer; (iv) the four most highly compensated executive officers of the Company (other than the Chief Executive Officer) who were serving as such on October 31, 1997 and received total annual salary and bonus in fiscal 1997 of more than $100,000; (v) the Selling Stockholders; and
(vi) all directors and executive officers of the Company as a group. Except as otherwise indicated, each person set forth below has sole voting and investment power on the shares reported.



                                                   SHARES BENEFICIALLY        NUMBER           SHARES TO BE
                                                     OWNED PRIOR TO         OF SHARES       BENEFICIALLY OWNED
                                                       OFFERING(1)       BEING OFFERED(2)     AFTER OFFERING
                                                   -------------------   ----------------   -------------------
               NAME AND ADDRESS(3)                  NUMBER     PERCENT                       NUMBER    PERCENT
               -------------------                 ---------   -------                      --------   --------
Leon Kopyt (4)(5)................................  1,100,008    13.0%        104,020        995,988       9.0%
Stanton Remer(5)(6)..............................    457,576     5.8          30,000        427,576       4.1
Peter R. Kaminsky (7)............................     70,265       *              --         70,265         *
Norman S. Berson (5)(8)..........................    437,576     5.6          20,000        417,576       4.0
Robert B. Kerr (5)(9)............................    435,576     5.6          18,000        417,576       4.0
Woodrow B. Moats, Jr. (5)(9).....................    435,576     5.6          18,000        417,576       4.0
Wellington Management Company, LLP ..............    745,200     9.6              --        745,200       7.1
  75 State Street, 19th Floor
  Boston, MA 02109
Barry S. Meyers (10) ............................    555,468     7.2              --        555,468       5.3
  384 Highview Terrace
  Ridgewood, NJ 07450
Martin Blaire (10) ..............................    541,468     7.0              --        541,468       5.2
  32 Lewis Road
  Irvington, NY 10533
All directors and officers as a group (9
  persons)(4)(5)(6)(7)(8)(9).....................  1,443,068    15.8         190,020      1,253,048      10.7


------------------
 *   Represents less than one percent of the Company's outstanding Common Stock.


 (1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in regulations promulgated under the Securities Exchange Act of 1934, as amended. Accordingly, the beneficial ownership of certain persons set forth in the table above includes securities owned by or for, other persons, securities as to which such persons share voting or investment power and securities which such persons have the right to acquire within 60 days after the date of this Prospectus. The table has been prepared based on 7,741,129 shares of Common Stock outstanding as of May 5, 1998.


 (2) The shares of Common Stock being offered by the Selling Stockholders will be issued by the Company upon the exercise of the Selling Stockholder Options.

 (3) The address of all directors and officers of the Company is c/o RCM Technologies, Inc., 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109.

 (4) Includes options to purchase 694,020 shares under the Company's stock option plans and 38,312 shares with respect to which Mr. Kopyt has sole voting power in the election of directors and disclaims beneficial ownership. See "-- Certain Voting Arrangements."

 (5) Includes 367,576 shares with respect to which each director is deemed to have shared voting power as a member of the Board of Directors pursuant to an arrangement under which the Board of Directors has power to vote the shares. Each director disclaims beneficial ownership of those shares. See "-- Certain Voting Arrangements."

 (6) Includes options to purchase 90,000 shares under the Company's stock option plans.


 (7) Includes options to purchase 15,000 shares under the Company's stock option plans.


 (8) Includes options to purchase 70,000 shares under the Company's stock option plans.

 (9) Includes options to purchase 68,000 shares under the Company's stock option plans. Does not include options to purchase 2,000 shares under the Company's stock option plans, which options are not exercisable within 60 days after the date of this Prospectus.

(10) In fiscal 1997, Messrs. Meyers and Blaire were officers and directors of the Company. Messrs. Meyers and Blaire acquired their shares in March 1996 in connection with their sale of The Consortium to the Company. At the time of the sale, each of Messrs. Meyers and Blaire entered into a two-year employment agreement with the Company expiring on March 11, 1998 unless renewed by the Company. In January 1998, the Company informed each of Messrs. Meyers and Blaire that his employment agreement would not be renewed. On February 19, 1998, Mr. Meyers' employment with the Company ended and, effective March 12, 1998, Mr. Meyers resigned from the Company's Board of Directors. On March 27, 1998, Mr. Blaire's employment with the Company ended and, effective April 6, 1998, Mr. Blaire resigned from the Company's Board of Directors.

CERTAIN VOTING ARRANGEMENTS

     On February 5, 1996, the Company issued and sold 276,625 shares of Common Stock to Limeport Investments, LLC ("Limeport") in a private placement transaction. In conjunction with this transaction, Limeport granted Mr. Kopyt an irrevocable proxy entitling him to vote such shares solely in connection with the election of directors of the Company, at any regular or special meeting of the stockholders. The number of shares of Common Stock owned by Limeport Investments at April 22, 1998 was 38,312.

     Effective August 31, 1995, the Company completed the acquisition of Cataract, Inc. ("Cataract") pursuant to a Merger Agreement dated July 31, 1995 (the "Cataract Merger Agreement"). Pursuant to the terms of the Cataract Merger Agreement, the former Cataract shareholders pledged until November 30, 1998, approximately 312,311 shares of the Company's common stock ("Cataract Shares") they received as part of the merger consideration, in order to guarantee certain performance criteria of Cataract established in the Cataract Merger Agreement. Following the expiration of the pledge period, the Cataract Shares are to be placed in a voting trust until the earlier of (i) the public or private sale of such shares in open market transactions to unaffiliated third parties or (ii) the resignation or removal from office of Leon Kopyt, currently Chief Executive Officer and President of the Company. Notwithstanding the above, one-third of the Cataract Shares shall be released from trust commencing August 31, 2000, and thereafter an additional one-third of the Cataract Shares shall be released from trust upon each of August 31, 2001 and August 31, 2002. During the period in which the Cataract Shares are subject to pledge and the voting trust, the Cataract Shares are to be voted by the Company's Board of Directors on behalf of the former shareholders of Cataract.



     The former shareholders of The Consortium, including Messrs. Meyers and Blaire, have limited preemptive rights with respect to certain issuances of voting securities for cash by the Company. The rights are not applicable to the offering of shares of Common Stock made by the Company pursuant to this Prospectus or other underwritten public offerings or to issuances of shares of Common Stock pursuant to stock option plans.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the closing of the Offering, there will be 10,441,129 shares of Common Stock outstanding all of which will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144 and, except for (i) 1,096,936 shares which have been registered for resale and may be sold subject to certain contractual restrictions limiting resales by each of Messrs. Meyers and Blaire to 50,000 shares, each, per week, (ii) 55,265 shares have been registered for resale, but are subject to a 90-day Lock-Up Period (as defined below), and (iii) 312,311 shares may not be sold until November 30, 1998 due to contractual restrictions. All other outstanding shares are subject to the resale limitations of Rule 144.



     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of then outstanding Common Stock (104,411 shares of Common Stock immediately after the Offering without giving effect to additional shares issued pursuant to the Underwriters' over-allotment option) or (ii) the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above.


     The Company and its executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares or securities convertible into or exchangeable for Common Stock other than sales contemplated hereby or issued or to be issued pursuant to employee stock option plans or in connection with other employee incentive compensation arrangements or agreements, in each case in effect on the date of this Prospectus, for a period of 90 days after the date of this Prospectus (the "Lock-Up Period"), without the prior written consent of BT Alex. Brown Incorporated, as representative of the Underwriters.


     Sales of additional shares in the public market could also occur upon the exercise of 52,855 vested and exercisable employee stock options held by persons not subject to a lock-up agreement. These sales could take place prior to the expiration of the Lock-Up Period.


     No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, to the public will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, whether such shares are presently outstanding or subsequently issued, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through an offering of equity securities. The Company cannot predict when or how many of such additional shares of Common Stock may be offered for sale or sold to the public in the future.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, BancAmerica Robertson Stephens and Legg Mason Wood Walker, Incorporated, have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                   NUMBER OF
                        UNDERWRITERS                                SHARES
                        ------------                              -----------
BT Alex. Brown Incorporated.................................
BancAmerica Robertson Stephens..............................
Legg Mason Wood Walker, Incorporated........................

                                                                  -----------
        Total...............................................        2,700,000
                                                                  ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the total number of shares of Common Stock offered hereby (other than those subject to the over-allotment described below) if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $        per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $            per share to certain other
dealers. After commencement of the Offering, the Offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 405,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock purchased by each of them as shown in the above table bears to 2,700,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,700,000 shares are being offered.

     In connection with the Offering, certain Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in the Offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchased by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     Subject to applicable limitations, the Underwriters, in connection with the Offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with the Offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

     The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company and the Selling Stockholders with respect to certain civil liabilities, including liabilities under the Securities Act.

     The Company's officers and directors, who following the Offering will beneficially own an aggregate of 914,425 shares of Common Stock, and the Company have agreed not to offer, sell or otherwise dispose of any such Common Stock or any shares of Common Stock issuable upon exercise of any options for Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except for the Common Stock offered hereby.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Offering will be passed upon for the Company by Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania. The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Schreck Morris, Las Vegas, Nevada. As to matters of Nevada law, Wolf, Block, Schorr and Solis-Cohen LLP will rely upon the opinion of Schreck Morris. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The financial statements as of October 31, 1996 and 1997 and for each of the three years in the period ended October 31, 1997 included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon is included herein, in reliance of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational and reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected without charge, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed for trading on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company are on file for inspection at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the shares of Common Stock being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company (File No. 1-10245) with the Commission under the Exchange Act are incorporated by reference in this Prospectus as of their respective dates: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1997, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1998, (iii) the Company's Current Reports on Form 8-K dated January 2, 1998 and March 17, 1998 and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 10 filed under Section 12 of the Exchange Act on March 1, 1982.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents, except as to any portion of any future annual or quarterly report to the Company's stockholders or proxy statement which is not deemed to be filed under those provisions. Any statement contained in this Prospectus, or in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently dated document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Written or oral requests for such copies should be directed to the Company at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613,
Attention: Stanton Remer; telephone number (609) 486-1777.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              REFERENCE
                                                              ---------
Pro Forma Condensed Consolidated Statements of Operations
  (Unaudited):
Three Months Ended January 31, 1998.........................     F-2

Year Ended October 31, 1997.................................     F-3

Notes to Unaudited Pro Forma Condensed Consolidated
  Statements of Operations..................................     F-4

Consolidated Financial Statements:

Independent Auditors' Report................................     F-7

Consolidated Balance Sheets, October 31, 1996 and 1997 and
  January 31, 1998 (Unaudited)..............................     F-8

Consolidated Statements of Income, Years Ended October 31,
  1995, 1996 and 1997 and the Three Months Ended January 31,
  1997 and 1998
  (Unaudited)...............................................     F-9

Consolidated Statements of Changes in Shareholders' Equity,
  Years Ended October 31, 1995, 1996 and 1997 and the Three
  Months Ended January 31, 1998 (Unaudited).................    F-10

Consolidated Statements of Cash Flows, Years Ended October
  31, 1995, 1996 and 1997 and the Three Months Ended January
  31, 1997 and 1998 (Unaudited).............................    F-11

Notes to Consolidated Financial Statements..................    F-12

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      THREE MONTHS ENDED JANUARY 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                             ACQUIRED      PRO FORMA                  OFFERING      PRO FORMA
                              HISTORICAL   COMPANIES(A)   ADJUSTMENTS   PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                              ----------   ------------   -----------   ----------   -----------   -----------
Revenues....................  $   37,232      $7,358                    $   44,590                 $   44,590
Cost of services............      28,080       5,607                        33,687                     33,687
                              ----------      ------                    ----------                 ----------
Gross profit................       9,152       1,751                        10,903                     10,903
                              ----------      ------                    ----------                 ----------
Selling, general and
  administrative............       5,814       1,618          (577)(b)       6,855                      6,855
Depreciation and
  amortization..............         251          10            55 (c)         316                        316
                              ----------      ------         -----      ----------                 ----------
    Total operating
      expenses..............       6,065       1,628          (522)          7,171                      7,171
                              ----------      ------         -----      ----------                 ----------
Operating income............       3,087         123           522           3,732                      3,732
Interest expense, net of
  interest income...........         (39)         (9)         (176)(d)        (224)        200(f)         (24)
                              ----------      ------         -----      ----------    --------     ----------
Income before taxes.........       3,048         114           346           3,508         200          3,708
Income taxes................       1,271         (65)          261 (e)       1,467          80(e)       1,547
                              ----------      ------         -----      ----------    --------     ----------
Net income..................  $    1,777      $  179         $  85      $    2,041    $    120     $    2,161
                              ==========      ======         =====      ==========    ========     ==========
Earnings per common share...  $     0.22                                $     0.25                 $     0.25
                              ==========                                ==========                 ==========
Weighted average number of
  shares outstanding........   8,177,283           0             0       8,177,283     381,498(f)   8,558,781
                              ==========      ======         =====      ==========    ========     ==========


       See notes to pro forma condensed consolidated financial statement.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
     PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                          YEAR ENDED OCTOBER 31, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                             ACQUIRED      PRO FORMA                  OFFERING      PRO FORMA
                              HISTORICAL   COMPANIES(A)   ADJUSTMENTS   PRO FORMA    ADJUSTMENTS   AS ADJUSTED
                              ----------   ------------   -----------   ----------   -----------   -----------
Revenues....................  $  113,959     $51,502                    $  165,461                 $  165,461
Cost of services............      86,832      39,607                       126,439                    126,439
                              ----------     -------                    ----------                 ----------
Gross profit................      27,127      11,895                        39,022                     39,022
                              ----------     -------                    ----------                 ----------
Selling, general
  and administrative........      18,069       9,812         (3,260)(b)     24,621                     24,621
Depreciation and
  amortization..............         572          48            488 (c)      1,108                      1,108
                              ----------     -------        -------     ----------                 ----------
    Total operating
      expenses..............      18,641       9,860         (2,772)        25,729                     25,729
                              ----------     -------        -------     ----------                 ----------
Operating income............       8,486       2,035          2,772         13,293                     13,293
Other expense...............        (185)        (55)        (1,572)(d)     (1,812)       1,912(f)        100
                              ----------     -------        -------     ----------   ----------    ----------
Income before taxes.........       8,301       1,980          1,200         11,481        1,912        13,393
Income taxes................       3,461         764            666 (e)      4,891          765(e)      5,656
                              ----------     -------        -------     ----------   ----------    ----------
Income from continuing
  operations................       4,840       1,216            534          6,590        1,147         7,737
Loss from discontinued
  operations................        (363)                                     (363)                      (363)
                              ----------     -------        -------     ----------                 ----------
Net income..................  $    4,477     $ 1,216        $   534     $    6,227   $    1,147    $    7,374
                              ==========     =======        =======     ==========   ==========    ==========
Earnings per common share:
  Income from continuing
    operations..............  $     0.76                                $     1.03                 $     0.92
  Loss from discontinued
    operations..............       (0.06)                                    (0.05)                     (0.04)
                              ----------                                ----------                 ----------
  Net income................  $     0.70                                $     0.98                 $     0.88
                              ==========                                ==========                 ==========
Weighted average number of
  shares outstanding........   6,361,181      20,199              0      6,381,380    1,983,901(f)  8,365,281
                              ==========     =======        =======     ==========   ==========    ==========


       See notes to pro forma condensed consolidated financial statement.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

1. BASIS OF PRESENTATION

     The accompanying unaudited pro forma condensed consolidated statements of operations (the "Pro Forma Financial Statements") are based on adjustments to the historical consolidated statements of operations of RCM Technologies, Inc. ("RCM" or the "Company") to give effect to the acquisitions described in Note 3 (the "Acquired Companies"). The pro forma condensed consolidated statements of operations assume all acquisitions described in Note 3 were consummated as of the beginning of the periods presented. The pro forma condensed consolidated statements of operations are not necessarily indicative of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented or that might be attained in the future. Certain information normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The Pro Forma Financial Statements should be read in conjunction with the historical consolidated financial statements of RCM, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

2. FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

   (a) THREE MONTHS ENDED JANUARY 31, 1998. The Acquired Companies statement of operations represents historical operating data for fiscal 1998 acquisitions (described in Note 3) from November 1, 1997 to the earlier of their respective dates of acquisition or January 31, 1998. Each of the acquisitions has been accounted for under the purchase method of accounting. Accordingly, the results of operations of each of the Acquired Companies are included in the historical results of operations of the Company from the date of its acquisition.

       YEAR ENDED OCTOBER 31, 1997. The Acquired Companies statement of operations represents historical operating data for fiscal 1997 and fiscal 1998 acquisitions (described in Note 3) from November 1, 1996 to the earlier of their respective dates of acquisition or October 31, 1997. Each of the acquisitions has been accounted for under the purchase method of accounting. Accordingly, the results of operations of each of the Acquired Companies are included in the historical results of operations of the Company from the date of its acquisition.

   (b) The adjustments to reduce selling, general and administrative expenses reflect redundant operating costs and non-recurring expenses that were immediately identifiable at the time of the acquisitions. The adjustments primarily reflect reductions in salaries for the difference between compensation of certain sellers prior to consummation of the acquisition and their compensation following the acquisitions as stipulated in their respective employment agreements.

   (c) Reflects additional amortization of goodwill over a 40 year period, as if the Acquired Companies were acquired as of the beginning of the period presented.

   (d) Reflects additional interest expense that would have been incurred had the Acquired Companies been acquired as of the beginning of the period presented and the acquisition consideration was funded with debt. The interest rate of 8% used to calculate pro forma interest on the assumed additional debt reflects the Company's approximate borrowing rate.

   (e) Reflects income taxes at the Company's effective tax rates.


   (f) THREE MONTHS ENDED JANUARY 31, 1998. The Offering Adjustments assume the issuance of 381,498 shares of Common Stock at $23.50, which, net of estimated underwriting discounts and

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                    STATEMENTS OF OPERATIONS -- (CONTINUED)

2. FOOTNOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF
   OPERATIONS -- (CONTINUED)

       offering expenses payable by the Company, would result in sufficient net proceeds to repay acquisition related debt. These shares are assumed to have been issued and the debt repaid, as of November 1, 1997, and thus interest expense attributable to such debt has been eliminated.

       YEAR ENDED OCTOBER 31, 1997. The Offering Adjustments assume that the Company's secondary offering of 2,698,187 shares on June 10, 1997 were issued as of November 1, 1996 (increasing the weighted average shares by 1,455,601). The Offering Adjustments also assume the issuance of 528,300 shares of Common Stock at $23.50, which, net of estimated underwriting discounts and offering expenses payable by the Company, would result in sufficient net proceeds to repay acquisition related debt. These shares are assumed to have been issued and the debt repaid, as of November 1, 1996 and thus interest expense attributable to such debt has been eliminated.


3. ACQUISITIONS

FISCAL 1997

     PROGRAMMING RESOURCES UNLIMITED ("PRU"). On April 1, 1997, the Company acquired certain operating assets of PRU, a Wayne, Pennsylvania-based provider of information technology staffing services, for a purchase price consisting of:
(i) $600,000 in cash; (ii) $300,000 of contingent consideration, payable over three years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the three year period, PRU exceeds the earnings targets. PRU generated revenue of approximately $2.4 million during the fiscal year prior to the date of acquisition.

     CAMELOT CONTRACTORS LIMITED ("CAMELOT"). On August 4, 1997, the Company acquired all of the outstanding stock of Camelot, a Manchester, New Hampshire-based provider of information technology staffing services, for a purchase price consisting of: (i) $9.0 million in cash and 22,409 shares of common stock valued at $318,433; (ii) $3.5 million of contingent consideration, payable over three years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the three year period, Camelot exceeds the earnings targets. Camelot generated revenue of approximately $16.2 million during the fiscal year prior to the date of acquisition.

     AUSTIN NICHOLS TECHNICAL TEMPORARIES, INC. ("AUSTIN"). On September 29, 1997, the Company acquired all of the outstanding stock of Austin, a Kansas City, Missouri-based provider of information technology and professional engineering staffing services, for a purchase price consisting of: (i) $2.5 million in cash; (ii) $900,000 of contingent consideration, payable over three years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the three year period, Austin exceeds the earnings targets. Austin generated revenue of approximately $4.9 million during the fiscal year prior to the date of acquisition.

     J.D. KARIN CONSULTING SERVICES, INC. ("J.D. KARIN"). On September 29, 1997, the Company acquired all of the outstanding stock of J.D. Karin, a Flanders, New Jersey-based provider of information technology staffing services, for a purchase price consisting of: (i) $1.8 million in cash; (ii) $1.2 million of contingent consideration, payable over three years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the three year period, J.D. Karin exceeds the earnings targets. J.D. Karin generated revenue of approximately $4.9 million during the fiscal year prior to the date of acquisition.

                   RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                    STATEMENTS OF OPERATIONS -- (CONTINUED)

3. ACQUISITIONS -- (CONTINUED)

FISCAL 1998

     NORTHERN TECHNICAL SERVICES, INC. ("NTS"). On January 4, 1998, the Company purchased of the outstanding stock of NTS, a Milwaukee, Wisconsin-based, provider of information technology and professional engineering staffing services, for a purchase price consisting of: (i) $3.1 million in cash; (ii) $1.5 million of contingent consideration, payable over two years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the two year period, NTS exceeds the earnings targets. NTS generated revenue of approximately $12.6 million during the fiscal year prior to the date of acquisition.

     STAFFWORKS, INC. ("STAFFWORKS"). On February 2, 1998, the Company purchased all of the outstanding stock of Staffworks, a Stanhope, New Jersey-based provider of information technology staffing services, for a purchase price consisting of: (i) $3.0 million in cash; (ii) $2.0 million of contingent consideration, payable over three years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the three year period, Staffworks exceeds the earnings targets. Any additional consideration paid will be recorded as additional purchase price. Staffworks generated revenue of approximately $12.6 million during the fiscal year prior to the date of acquisition.

     GLOBAL TECHNOLOGY SOLUTIONS ("GLOBAL"). On February 2, 1998, the Company acquired all of the outstanding stock of Global, a Sacramento, California-based provider of information technology staffing services, for a purchase price consisting of: (i) $3.7 million in cash; (ii) $2.0 million of contingent consideration payable over two years upon attaining certain earnings targets; and (iii) additional consideration to the extent that during the two year period, Global exceeds the earnings targets. Global generated revenues of approximately $5.5 million during the fiscal year prior to the date of acquisition.

4. EARNINGS PER SHARE

     Pro forma earnings per share were computed by dividing net income applicable to common stock by the average number of shares of common stock and common stock equivalents outstanding during the period and the dilutive effect of common stock issued in connection with the acquisition of the Acquired Companies.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
RCM Technologies, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of RCM Technologies, Inc. (a Nevada corporation) and Subsidiaries as of October 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCM Technologies, Inc. and Subsidiaries as of October 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended October 31, 1997 in conformity with generally accepted accounting principles.

     We have also audited Schedules I and II of RCM Technologies, Inc. and Subsidiaries as of and for each of the three years in the period ended October 31, 1997. In our opinion, these schedules present fairly, in all material respects, the information required to be set forth therein.

                           /s/ Grant Thornton LLP
                           ------------------------------------------------
                               Grant Thornton LLP
                               Philadelphia, Pennsylvania
                               December 12, 1997
                               (Except for Note 4 regarding the acquisition
                               of Northern Technical Services, Inc. as to
                               which the date is January 5, 1998)

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                         OCTOBER 31,          JANUARY 31,
                                                  -------------------------   -----------
                                                     1996          1997          1998
                                                     ----          ----          ----
                                                                              (UNAUDITED)
                    ASSETS
Current assets
  Cash and cash equivalents....................   $     5,989   $   918,028   $   557,089
  Accounts receivable, net of allowance for
     doubtful accounts of $76,000; $315,748 and
     $331,000 in 1996, 1997 and 1998,
     respectively..............................    13,985,445    24,850,304    26,476,435
  Prepaid expenses and other current assets....       404,198       673,265       347,479
                                                  -----------   -----------   -----------
     Total current assets......................    14,395,632    26,441,597    27,381,003
                                                  -----------   -----------   -----------
Property and equipment, at cost
  Equipment and leasehold improvements.........     1,644,831     2,508,680     3,390,018
  Less: accumulated depreciation and
     amortization..............................     1,142,740     1,373,275     1,904,668
                                                  -----------   -----------   -----------
                                                      502,091     1,135,405     1,485,350
                                                  -----------   -----------   -----------
Other assets
  Deposits.....................................        88,039        94,149       102,847
  Intangible assets (net of accumulated
     amortization of $366,337; $804,640 and
     $989,797 in 1996, 1997 and 1998,
     respectively).............................     9,420,858    26,411,445    29,493,114
                                                  -----------   -----------   -----------
                                                    9,508,897    26,505,594    29,595,961
                                                  -----------   -----------   -----------
     Total assets..............................   $24,406,620   $54,082,596   $58,462,314
                                                  ===========   ===========   ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Note payable - bank..........................   $ 2,746,636   $ 2,000,000   $ 2,000,000
  Accounts payable and accrued expenses........       734,791     1,315,937     1,619,559
  Accrued payroll..............................     2,789,725     4,501,502     4,193,615
  Taxes other than income taxes................       432,607       665,106     2,110,627
  Income taxes payable.........................       920,439       679,937     1,396,852
                                                  -----------   -----------   -----------
     Total current liabilities.................     7,624,198     9,162,482    11,320,653
                                                  -----------   -----------   -----------
Income taxes payable...........................       562,312       308,129       198,047
Shareholders' equity
  Preferred stock, $1.00 par value; 5,000,000
     shares authorized; no shares issued or
     outstanding...............................
  Common stock, $0.05 par value; 40,000,000
     shares authorized; 4,878,476; 7,582,206
     and 7,624,152 shares issued in 1996, 1997
     and 1998, respectively....................       243,924       379,110       381,208
  Additional paid-in capital...................    17,161,105    40,877,540    41,429,670
  Treasury stock, at cost 62,800 shares........       (62,821)
  Retained earnings (accumulated deficit)......    (1,122,098)    3,355,335     5,132,736
                                                  -----------   -----------   -----------
                                                   16,220,110    44,611,985    46,943,614
                                                  -----------   -----------   -----------
     Total liabilities and shareholders'
        equity.................................   $24,406,620   $54,082,596   $58,462,314
                                                  ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                     THREE MONTHS ENDED
                                               YEARS ENDED OCTOBER 31,                   JANUARY 31,
                                       ----------------------------------------   -------------------------
                                          1995          1996           1997          1997          1998
                                          ----          ----           ----          ----          ----
                                                                                  (UNAUDITED)   (UNAUDITED)
Revenues.............................  $26,915,737   $61,039,173   $113,959,093   $21,150,721   $37,232,243
Cost of services.....................   22,378,817    48,779,886     86,832,348    16,051,317    28,080,004
                                       -----------   -----------   ------------   -----------   -----------
    Gross profit.....................    4,536,920    12,259,287     27,126,745     5,099,404     9,152,239
                                       -----------   -----------   ------------   -----------   -----------
Operating costs and expenses
  Selling, general and
    administrative...................    3,549,810     8,914,102     18,068,899     3,625,653     5,813,557
  Depreciation and amortization......      130,397       329,680        572,279       118,629       251,256
                                       -----------   -----------   ------------   -----------   -----------
                                         3,680,207     9,243,782     18,641,178     3,744,282     6,064,813
                                       -----------   -----------   ------------   -----------   -----------
Operating income.....................      856,713     3,015,505      8,485,567     1,355,122     3,087,426
                                       -----------   -----------   ------------   -----------   -----------
Other income (expense)
  Interest expense, net of interest
    income...........................      104,652      (163,695)      (184,645)      (84,801)      (39,332)
  Other, net.........................      (18,760)      (30,332)
                                       -----------   -----------   ------------   -----------   -----------
                                            85,892      (194,027)      (184,645)      (84,801)      (39,332)
                                       -----------   -----------   ------------   -----------   -----------
Income before income taxes...........      942,605     2,821,478      8,300,922     1,270,321     3,048,094
Income taxes.........................       93,500       453,539      3,460,989       489,334     1,270,693
                                       -----------   -----------   ------------   -----------   -----------
Income from continuing operations....      849,105     2,367,939      4,839,933       780,987     1,777,401
Loss from discontinued operations,
  net of income tax benefit of
  $262,500 (Note 2)..................                                  (362,500)
                                       -----------   -----------   ------------   -----------   -----------
    Net income.......................  $   849,105   $ 2,367,939   $  4,477,433   $   780,987   $ 1,777,401
                                       ===========   ===========   ============   ===========   ===========
Basic earnings per share
  Continuing operations..............  $      0.29   $      0.56   $       0.80   $      0.16   $      0.23
  Discontinued operations............                                     (0.06)
                                       -----------   -----------   ------------   -----------   -----------
    Net income.......................  $      0.29   $      0.56   $       0.74   $      0.16   $      0.23
                                       ===========   ===========   ============   ===========   ===========
Diluted earnings per share
  Continuing operations..............  $      0.28   $      0.55   $       0.76   $      0.16   $      0.22
  Discontinued operations............                                     (0.06)
                                       -----------   -----------   ------------   -----------   -----------
    Net income.......................  $      0.28   $      0.55   $       0.70   $      0.16   $      0.22
                                       ===========   ===========   ============   ===========   ===========
Shares used in computing earnings per
  share
  Basic earnings per share...........    2,933,819     4,247,907      6,068,713     4,815,676     7,593,447
  Diluted earnings per share.........    3,007,969     4,320,571      6,361,181     4,962,541     8,177,283

   The accompanying notes are an integral part of these financial statements.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEARS ENDED OCTOBER 31, 1995, 1996 AND 1997

              AND THREE MONTHS ENDED JANUARY 31, 1998 (UNAUDITED)

                                                                           RETAINED
                                    COMMON STOCK                           EARNINGS
                                --------------------     ADDITIONAL      (ACCUMULATED   TREASURY
                                 SHARES      AMOUNT    PAID-IN CAPITAL     DEFICIT)      STOCK
                                 ------      ------    ---------------   ------------   --------
Balance, October 31, 1994.....  2,942,713   $147,135     $ 9,732,308     ($4,339,142)   ($62,821)
  Issuance of common stock in
     connection with
     acquisitions.............    312,311     15,616       1,184,384
  Net income..................                                               849,105
                                ---------   --------     -----------     -----------    --------
Balance, October 31, 1995.....  3,255,024    162,751      10,916,692      (3,490,037)    (62,821)
  Exercise of stock options...     10,000        500          15,438
  Issuance of common stock in
     connection with
     acquisitions.............  1,336,827     66,841       5,242,807
  Sale of common stock........    276,625     13,832         986,168
  Net income..................                                             2,367,939
                                ---------   --------     -----------     -----------    --------
Balance, October 31, 1996.....  4,878,476    243,924      17,161,105      (1,122,098)    (62,821)
  Retirement of Treasury
     Stock....................    (62,800)    (3,140)        (59,681)                     62,821
  Exercise of stock options...      4,171        209          23,031
  Sale of common stock........  2,698,187    134,909      23,136,814
  Issuance of common stock in
     connection with
     acquisitions.............     43,347      2,167         317,312
  Issuance of common stock in
     connection with legal
     settlement...............     20,825      1,041         298,959
  Net income..................                                             4,477,433
                                ---------   --------     -----------     -----------    --------
Balance, October 31, 1997.....  7,582,206    379,110      40,877,540       3,355,335
  Exercise of Stock Options
     (Unaudited)..............      7,100        356          49,931
  Exercise of Warrants
     (Unaudited)..............     34,846      1,742         502,199
  Net Income (Unaudited)......                                             1,777,401
                                ---------   --------     -----------     -----------    --------
Balance, January 31, 1998
  (Unaudited).................  7,624,152   $381,208     $41,429,670     $ 5,132,736    $
                                =========   ========     ===========     ===========    ========

   The accompanying notes are an integral part of these financial statements.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               THREE MONTHS ENDED
                                                       YEARS ENDED OCTOBER 31,                     JANUARY 31,
                                              ------------------------------------------   ---------------------------
                                                  1995           1996           1997           1997           1998
                                                  ----           ----           ----           ----           ----
                                                                                           (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net income................................  $    849,105   $  2,367,939   $  4,477,433   $    780,987   $  1,777,401
                                              ------------   ------------   ------------   ------------   ------------
Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization.............       130,397        329,680        572,279        118,629        251,256
  Non cash portion of legal settlement......                                     300,000
  Provision for losses on accounts
    receivable..............................                       61,000        239,748         81,000         15,000
  Changes in assets and liabilities:
    Accounts receivable.....................       854,552     (8,522,460)   (11,104,607)       278,442     (1,641,131)
    Prepaid expenses and other current
      assets................................      (405,116)       267,464       (137,067)      (246,776)       325,786
    Accounts payable and accrued expenses...       (10,064)       262,684        581,146        (76,269)       303,622
    Accrued payroll.........................      (151,348)     1,606,791      1,711,777       (215,376)      (307,887)
    Billings in excess of costs and
      estimated earnings....................      (148,229)
    Taxes other than income taxes...........       (18,938)       227,113        232,499        227,921      1,445,521
    Income taxes payable....................                    1,482,751       (626,685)       162,914        606,833
                                              ------------   ------------   ------------   ------------   ------------
                                                   251,254     (4,284,977)    (8,230,910)       330,485        999,000
                                              ------------   ------------   ------------   ------------   ------------
Net cash provided by (used in) operating
  activities................................     1,100,359     (1,917,038)    (3,753,477)     1,111,472      2,776,401
                                              ------------   ------------   ------------   ------------   ------------
Cash flows from investing activities:
  Increase in intangible assets.............                                                   (137,272)      (141,826)
  Property and equipment acquired...........       (68,189)      (128,264)      (450,350)       (80,546)      (416,044)
  (Increase) decrease in deposits...........        (6,643)       (44,965)        (6,110)         4,333         (8,698)
  Cash paid for acquisitions, net of cash
    acquired................................    (2,345,966)    (1,049,433)   (17,426,351)    (5,012,394)    (3,125,000)
                                              ------------   ------------   ------------   ------------   ------------
  Net cash used in investing activities.....    (2,420,798)    (1,222,662)   (17,882,811)    (5,225,879)    (3,691,568)
                                              ------------   ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Net borrowing (repayments) under short
    term debt arrangements..................       176,278      1,832,201       (746,636)     4,253,364
  Repayments of long term debt..............    (1,092,362)                                     (20,090)
  Sale of common stock......................                    1,000,000     23,271,723
  Exercise of stock options and warrants....                       15,938         23,240                       554,228
                                              ------------   ------------   ------------   ------------   ------------
Net cash provided by (used in) financing
  activities................................      (916,084)     2,848,139     22,548,327      4,233,274        554,228
                                              ------------   ------------   ------------   ------------   ------------
Net increase (decrease) in cash and cash
  equivalents...............................    (2,236,523)      (291,561)       912,039        118,867       (360,939)
Cash and cash equivalents, beginning of
  period....................................     2,534,073        297,550          5,989          5,989        918,028
                                              ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents, end of period....  $    297,550   $      5,989   $    918,028   $    124,856   $    557,089
                                              ============   ============   ============   ============   ============
Supplemental cash flow information:
  Cash paid for:
    Interest expense........................  $     36,738   $    163,811   $    444,347   $     90,189   $     55,114
    Income taxes............................  $    220,498   $    726,332   $  3,825,174   $    197,438   $    663,860
  Acquisitions:
    Fair value of assets acquired...........  $  5,218,694   $  7,302,476   $ 20,929,663   $  5,641,380   $  4,440,881
    Liabilities assumed.....................     2,872,728      6,253,043      3,503,312        628,986      1,315,881
                                              ------------   ------------   ------------   ------------   ------------
    Cash paid, net of cash acquired.........  $  2,345,966   $  1,049,433   $ 17,426,351   $  5,012,394   $  3,125,000
                                              ============   ============   ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

                     RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (AMOUNTS AND DISCLOSURES AT AND FOR THE
           THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     RCM Technologies, Inc. (the "Company"), through its wholly-owned subsidiaries, is a multi-regional provider of professional staffing services. The Company provides contract and temporary personnel in the Information Technology, Professional Engineering, Specialty Healthcare and General Support sectors of the staffing industry to a diversified base of national, regional and local customers.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

INTERIM UNAUDITED FINANCIAL INFORMATION

     The accompanying interim unaudited consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures which are normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. The information reflects all normal and recurring adjustments which, in the opinion of Management, are necessary for a fair presentation of the financial position of the Company and its results of operations for the interim periods set forth herein. The results for the three months ended January 31, 1998 are not necessarily indicative of the results to be expected for the full year.

GROSS PROFIT

     The Company has realigned its Statement of Income presentation format to be consistent with industry practices. Under the new format, gross profit represents the difference between revenues and direct costs. The principal components of direct costs are the wages and employee payroll taxes and benefits associated with employees directly providing services to customers. Operating and administrative costs, both variable and fixed, are shown below the gross profit line. Prior period Statements of Income have been reclassified to be consistent with the new format.

PROPERTY AND EQUIPMENT

     Depreciation of equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on the straight-line basis. Estimated useful lives range from five to ten years. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

INCOME TAXES

     The Company and its wholly-owned subsidiaries file a consolidated federal income tax return. The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

REVENUE RECOGNITION

     Revenue is recognized concurrently with the performance of services. When the Company enters into long-term contracts for the supply of temporary personnel, billings are rendered for employee hours worked according to contractual billing rates.

PROFIT SHARING PLAN

     The Company maintains 401(k) plans as of October 31, 1997, for the benefit of eligible employees. The plans are profit-sharing plans, including a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), sponsored by the Company to provide eligible employees an opportunity to defer compensation and have such deferred amounts contributed to the 401(k) plan on a pre-tax basis, subject to certain limitations. The Company may, at the discretion of the Board of Directors, make contributions of cash to match deferrals of compensation by participants. Contributions charged to operations by the Company for fiscal years ended October 31, 1995, 1996 and 1997 were $0, $0 and $6,246, respectively. Contributions charged to operations by the Company for the three months ended January 31, 1997 and 1998 were $3,267 and $8,516, respectively.

CASH EQUIVALENTS

     For purposes of presenting the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

EARNINGS PER SHARE

     The Company adopted Financial Accounting Standard No. 128 "Earnings per Share" (SFAS 128) in November 1997. SFAS revised standards for the computation and presentation of earnings per share (EPS) requiring the presentation of both basic and diluted earnings per share.

     Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during each period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period after giving effect to potential dilution that could occur if existing stock options were exercised.

     A reconciliation of the basic and diluted earnings per share computations for the year ended October 31, 1995, 1996 and 1997, and the three months ended January 31, 1997 and 1998 is as follows (in millions except for per share amounts):

                                                              WEIGHTED      PER SHARE
YEAR ENDED OCTOBER 31, 1995                       INCOME   AVERAGE SHARES    AMOUNT
---------------------------                       ------   --------------   ---------
Income from continuing operations...............   $.8
Loss from discontinued operations...............
                                                   ---
Basic earnings per share........................    .8           2.9          $.29
                                                                              ====
Effect of dilutive securities options...........                  .1
                                                   ---          ----
Diluted earnings per share......................   $.8           3.0          $.28
                                                   ===          ====          ====

     Options to purchase 53,000 shares of common stock at prices ranging from $3.44 to $19.85 per share, and warrants to purchase 157,342 shares of common stock at $15 per share were outstanding

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

during the year ended October 31, 1995 but were not included in the computation of diluted EPS because their exercise prices were greater than the average market price of the common shares.

                                                              WEIGHTED      PER SHARE
YEAR ENDED OCTOBER 31, 1996                       INCOME   AVERAGE SHARES    AMOUNT
---------------------------                       ------   --------------   ---------
Income from continuing operations...............   $2.4
Loss from discontinued operations...............
                                                   ----
Basic earnings per share........................    2.4          4.2          $.56
                                                                              ====
Effect of dilutive securities options...........                  .1
                                                   ----         ----
Diluted earnings per share......................   $2.4          4.3          $.55
                                                   ====         ====          ====

     Warrants to purchase 157,342 shares of common stock at $15 per share were outstanding during the year ended October 31, 1996, but were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares.

                                                              WEIGHTED      PER SHARE
YEAR ENDED OCTOBER 31, 1997                       INCOME   AVERAGE SHARES    AMOUNT
---------------------------                       ------   --------------   ---------
Income from continuing operations...............   $4.8                       $.80
Loss from discontinued operations...............     .3                       (.06)
                                                   ----
Basic earnings per share........................    4.5          6.1          $.74
                                                                              ====
Effect of dilutive securities options...........                  .3
                                                   ----         ----
Diluted earnings per share......................   $4.5          6.4          $.70
                                                   ====         ====          ====

     Options to purchase 10,000 shares of common stock at $10.63 per share and warrants to purchase 157,342 shares of common stock at $15 per share were outstanding during the year ended October 31, 1997, but were not included in the computation of diluted EPS because their exercise prices were greater than the average market price of the common shares.

     The net income for the years ended October 31, 1995 and 1996 has been calculated after taking into account the effect of the then available net operating loss carryforward (NOL). Without giving effect to the NOL, the Company's earnings per share, on a fully taxed basis would have been $.18 and $.38, respectively.

                                                              WEIGHTED      PER SHARE
THREE MONTHS ENDED JANUARY 31, 1997               INCOME   AVERAGE SHARES    AMOUNT
-----------------------------------               ------   --------------   ---------
Income from continuing operations...............   $ .8
Loss from discontinued operations...............
                                                   ----
Basic earnings per share........................     .8          4.8          $.16
                                                                              ====
Effect of dilutive securities options...........                  .2
                                                   ----         ----
Diluted earnings per share......................   $ .8          5.0          $.16
                                                   ====         ====          ====

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

     Warrants to purchase 157,342 shares of common stock at $15.00 per share were outstanding during the three months ended January 31, 1997, but were not included in the computation of diluted EPS because the exercise prices were greater than the average market price of the common shares.

                                                              WEIGHTED      PER SHARE
THREE MONTHS ENDED JANUARY 31, 1998               INCOME   AVERAGE SHARES    AMOUNT
-----------------------------------               ------   --------------   ---------
Income from continuing operations...............   $1.7
Loss from discontinued operations...............
                                                   ----
Basic earnings per share........................    1.7          7.6          $.23
                                                                              ====
Effect of dilutive securities options...........                  .6
                                                   ----         ----
Diluted earnings per share......................   $1.7          8.2          $.22
                                                   ====         ====          ====

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTANGIBLE ASSETS

     Intangible assets primarily consist of goodwill associated with the acquired businesses. Goodwill is amortized on a straight-line basis over 40 years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company's carrying value of the goodwill is reduced by the estimated shortfall of cash flows.

     Other intangible assets consist primarily of non-compete agreements, which are amortized over the term of the respective agreements. Amortization expense for intangible assets for fiscal years 1995, 1996 and 1997 was $48,928, $211,337 and $411,213, respectively. Amortization expense for the three months ended January 31, 1997 and 1998 was $87,107 and $185,307, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments approximates fair value. The Company's financial instruments are accounts receivable, accounts payable and long-term debt. The Company does not have any off-balance sheet financial instruments or derivatives.

2. DISCONTINUED OPERATIONS

     In Fiscal 1992, the Company discontinued the operations of an environmental technology development business. In connection with the discontinued operations, on September 26, 1997, the Company and Alumax, Inc. entered into a Settlement Agreement, whereby the Company agreed to settle the potential controversy by paying $300,000 and issuing 20,825 restricted shares of its common stock, valued at $300,000 to Alumax, Inc. Professional fees associated with the settlement were

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

2. DISCONTINUED OPERATIONS -- (CONTINUED)

approximately $25,000. The charge to operations was $625,000 and the tax effected result was $362,500, or $.06 per share.

3. SALE OF COMMON STOCK

     On February 5, 1996, the Company issued and sold 276,625 shares of common stock to Limeport Investments, LLC in a Private Placement transaction for $1,000,000 ($3.615 per share). The purchase price was based on a twenty percent discount to the twenty day average closing price prior to the purchase of the shares. The shares are restricted securities. The President of the Company, Leon Kopyt, has been granted certain voting rights over the remaining 138,313 shares as long as they remain owned by Limeport Investments, LLC.

     On June 13, 1997, the Company completed a public offering of 2,875,000 shares of Common Stock, of which 2,698,187 shares were offered and sold by the Company and 176,813 shares were offered by certain selling stockholders. The net proceeds to the Company after offering costs was $23,271,723. The Company did not receive any of the proceeds from the sale of the shares by the selling stockholders.

4. ACQUISITIONS

THREE YEARS ENDED OCTOBER 31, 1997

     During the three year period ended October 31, 1997, the Company acquired ten businesses providing information technology and other professional staffing services. These acquisitions, which are described below, have been accounted for as purchases and, accordingly, the results of operations of the acquired companies have been included in the consolidated results of operations of the Company from the dates of acquisition.

     On December 15, 1994, the Company purchased certain operating assets of Great Lakes Design, Inc. for $200,000 in the form of a $150,000 note payable over a period of two years, $50,000 in cash and certain earnout provisions. Costs in excess of assets acquired of $52,800 are being amortized over a period of forty years. A non-compete covenant of $107,100 is being amortized over a five year period. The note payable had a final maturity date of December 1, 1996.

     On August 30, 1995, the Company acquired Cataract, Inc., a supplier of management, engineering, design and technical services to the nuclear power, fossil fuel, electric utilities and process industries. The acquisition was completed through a merger transaction pursuant to which Cataract, Inc. was merged with and into a newly-created subsidiary of the Company, which then concurrently changed its name to "Cataract, Inc."

     The consideration payable to the former shareholders of Cataract, Inc. consisted of $2,000,000 cash and 312,311 restricted shares of the Company's common stock, valued at $1,200,000. The cost in excess of net assets acquired was $3,385,966. The cost in excess of net assets acquired is being amortized over a 40 year period. The shares issued to the former Cataract, Inc. shareholders have been pledged to the Company for a period of three years to secure the performance of certain conditions subsequent to the merger relating to the achievement of certain levels of sales revenues that have been warranted by the former Cataract, Inc. shareholders.

     Following the expiration of the pledge period, the shares are to be placed in a voting trust until the earlier of: (i) the public or private sale of such shares in open market transactions to unaffiliated third

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

4. ACQUISITIONS -- (CONTINUED)

parties; or (ii) the resignation or removal from office of Leon Kopyt, currently Chief Executive Officer and President of the Company. Notwithstanding the above, one-third of the shares shall be released from trust commencing upon the fifth anniversary of the closing, and thereafter an additional one-third of the shares shall be released from trust upon each of the sixth and seventh annual anniversaries of the closing date.

     During the period in which the shares are subject to pledge and the voting trust, the shares are to be voted by the Company's Board of Directors on behalf of the former shareholders of Cataract, Inc.

     On March 11, 1996, the Company acquired all of the outstanding shares of The Consortium, a provider of information technology and health care staffing servicing private sector and government clients in the greater metropolitan New York region.

     The consideration paid to the former shareholders of The Consortium consisted of 1.3 million restricted shares of the Company's common stock, valued at $5,000,000, in exchange for all of the outstanding capital stock of The Consortium. In connection with the public offering of common stock (note 3), 36,000 shares of restricted stock having a value of $342,000, were sold by a selling shareholder of The Consortium. The Company filed a registration statement on October 29, 1997, permitting the sale of $258,000 in value of securities through March 1998. Thereafter, the remainder of these shares are subject to significant restrictions on resale through March 11, 1999. The cost in excess of net assets acquired of $4,940,700 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     On May 1, 1996, the Company acquired The Consortium of Maryland, Inc. ("Consort MD"), a specialty provider of information technology personnel services to major U.S. corporations in the greater metropolitan Washington, D.C. region. Consort MD was not related or affiliated with The Consortium. The acquisition was completed through a merger transaction pursuant to which Consort MD was merged with and into a newly-created subsidiary of the Company, which then concurrently changed its name to "The Consortium of Maryland, Inc."

     The merger consideration paid to the former shareholder of Consort MD consisted of $621,500 in cash and 55,265 restricted shares of the Company's common stock valued at $378,638. The Company filed a registration statement on October 29, 1997, permitting the sale of the restricted shares on or after May 1, 1998.

     On September 13, 1996, the Company acquired all of the assets and assumed all of the liabilities of Performance Staffing, Inc. ("PSI"). The consideration paid to the former shareholders of PSI consisted of 2,500 shares of restricted shares of the Company's common stock valued at $21,000. The restricted shares were sold in the public offering referred to in note 3.

     On January 7, 1997, the Company acquired Programming Alternatives of Minnesota, Inc. ("PAMI"), a Minneapolis, Minnesota-based provider of information technology personnel, particularly those with high demand client-server skills. The acquisition was completed effective as of November 4, 1996 through a stock purchase transaction pursuant to which PAMI became a wholly-owned subsidiary of the Company.

     The purchase consideration paid to the former shareholders of PAMI consisted of $4,500,000 cash and $1,625,000 contingent consideration payable upon attaining certain earnings targets over a three year period. Additional consideration may be made to the former shareholders of PAMI at the end of the third anniversary of the purchase to the extent that operating income during this period exceeds certain earnings targets. The purchase has been accounted for under the purchase method of

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

4. ACQUISITIONS -- (CONTINUED)

accounting. The cost in excess of net assets acquired of $5,045,486 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     On April 1, 1997, the Company acquired certain operating assets of Programming Resources Unlimited ("PRU"), a provider of information technology staffing services, for $600,000 cash plus $300,000 of contingent consideration payable upon attaining certain earnings targets within a three-year period. The Company also agreed to pay additional consideration to the shareholders of PRU in the event that during the three-year period the performance of PRU exceeds the established earnings targets. The cost in excess of net assets acquired of $621,800 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     On September 25, 1997, the Company acquired Camelot Contractors Limited ("Camelot"), a Manchester, New Hampshire-based provider of information technology staffing services. The acquisition was completed effective as of August 4, 1997, through a stock purchase transaction pursuant to which Camelot, through an exchange of all of its outstanding shares of stock with the Company, became a wholly-owned subsidiary of the Company.

     The purchase consideration paid to the former shareholders of Camelot consisted of $9,000,000 cash, 22,409 shares of common stock of the Company valued at $318,433 and $3,500,000 contingent consideration payable upon Camelot achieving certain earnings targets within a three-year period. An additional earn-out payment may be made to the former shareholders at the end of each of the three twelve month periods following the purchase, to the extent that operating income exceeds earnings targets. The purchase has been accounted for under the purchase method of accounting. The cost in excess of net assets acquired of $7,451,600 is included in the Company's Consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     As part of the purchase, all of the 22,409 shares of common stock issued to the former shareholders of Camelot were delivered into escrow as collateral to secure the performance of certain financial conditions. The shares held in escrow are subject to certain restrictions on resale, however, the Company filed a registration statement on October 29, 1997 permitting the resale of such shares after January 21, 1998.

     On September 29, 1997, the Company acquired Austin Nichols Technical Temporaries, Inc. ("Austin"), a Kansas City, Missouri-based provider of information technology and professional engineering staffing services. The acquisition was completed through a stock purchase transaction pursuant to which Austin, through an exchange of all of its outstanding shares of stock with the Company, became a wholly-owned subsidiary of the Company.

     The purchase consideration paid to the former shareholders of Austin consisted of $2,500,000 cash, and $900,000 contingent consideration payable upon Austin achieving certain earnings targets within a three-year period. An additional earn-out payment may be made to the former shareholders at the end of each of the three twelve month periods following the Purchase, to the extent that operating income exceeds these earnings targets. The purchase has been accounted for under the purchase method of accounting. The cost in excess of net assets acquired of $2,520,400 is included in the Company's consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     On September 29, 1997, the Company acquired J.D. Karin Consulting Services, Inc. ("J.D. Karin"), a Flanders, New Jersey-based provider of information technology staffing services. The acquisition was completed through a stock purchase transaction pursuant to which J.D. Karin, through

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

4. ACQUISITIONS -- (CONTINUED)

an exchange of all of its outstanding shares of stock with the Company, became a wholly-owned subsidiary of the Company.

     The purchase consideration paid to the former shareholders of J.D. Karin consisted of $1,800,000 cash, and $1,225,000 contingent consideration payable upon J.D. Karin achieving certain earnings targets within a three-year period. An additional earn-out payment may be made to the former shareholders at the end of each of the three twelve month periods following the purchase, to the extent that operating income exceeds these earnings targets. The purchase has been accounted for under the purchase method of accounting. The cost in excess of net assets acquired of $1,795,900 is included in the Company's consolidated Balance Sheet as "Intangible Assets" and is being amortized over a 40 year period.

     The following unaudited results of operations have been prepared assuming all acquisitions made through October 31, 1997 had occurred as of the beginning of the periods presented. Those results are not necessarily indicative of results of future operations nor of results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                             YEAR ENDED OCTOBER 31,
                                           ---------------------------
                                               1996           1997
                                               ----           ----
Revenues.................................  $106,616,000   $136,384,000
Operating income.........................     6,789,000     10,804,000
Income from continuing operations........     3,475,000      5,609,000
Loss from discontinued operations........                     (363,000)
Net income...............................     3,475,000      5,246,000
Diluted earnings per share from
  continuing operations..................           .72            .85
Diluted loss per share from discontinued
  operations.............................                         (.05)
Diluted earnings per share...............  $        .72   $        .80

     The net income for the year ended October 31, 1996 has been calculated after taking into account the effect of the then available net operating loss carryforward (NOL). Without giving effect to the NOL, the Company's earnings per share pro forma, on a fully taxed basis, would have been $.59.

THREE MONTHS ENDED JANUARY 31, 1998

     On January 4, 1998, the Company purchased Northern Technical Services, Inc. ("NTS"), a provider of information technology and professional engineering staffing services. The purchase price was $3,125,000 plus $1,500,000 contingent consideration payable upon NTS achieving certain earnings targets within a two-year period. The agreement provides for additional purchase consideration upon the attainment of certain earnings targets at the end of each twelve month period following the closing, for a period of two years. Any additional consideration paid will be recorded as additional purchase price. Revenues for the year ended November 30, 1997, provided by the management of NTS, were $12.6 million.

     The following unaudited results of operations have been prepared assuming that all acquisitions made through January 31, 1998 had occurred since November 1, 1997 had occurred at the beginning of the periods presented. Those results are not necessarily indicative of results of future operations nor of

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

4. ACQUISITIONS -- (CONTINUED)

results that would have occurred had the acquisitions been consummated as of the beginning of the periods presented.

                                             THREE MONTHS ENDED JANUARY 31,
                                             -------------------------------
                                                  1997             1998
                                                  ----             ----

Revenues...................................   $30,834,000      $39,371,000
Operating income...........................   $ 2,210,000      $ 3,250,000
Net income.................................   $ 1,050,000      $ 1,848,000
Earnings per common share..................   $       .21      $       .23

5. PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following:

                                                  OCTOBER 31,          JANUARY 31,
                                            -----------------------   --------------
                                               1996         1997           1998
                                               ----         ----           ----
Office equipment..........................  $1,453,711   $2,294,906     $3,165,249
Capitalized lease.........................     174,873      174,873        174,873
Leasehold improvements....................      16,247       38,901         49,896
                                            ----------   ----------     ----------
                                             1,644,831    2,508,680      3,390,018
Less: accumulated depreciation and
  amortization............................   1,142,740    1,373,275      1,904,668
                                            ----------   ----------     ----------
                                            $  502,091   $1,135,405     $1,485,350
                                            ==========   ==========     ==========

6. NOTE PAYABLE -- BANK

     On December 19, 1996, the Company and its subsidiaries entered into an amended and restated agreement with Mellon Bank, N.A. providing for a credit facility of up to $20,000,000, increased from $10,000,000 at October 31, 1996, (the "Revolving Credit Facility") which expires on June 30, 1999. The Revolving Credit Facility is collateralized by accounts receivable, contract rights and furniture and fixtures together with unlimited guarantees from the Company. The Revolving Credit Facility requires the Company and its subsidiaries to meet certain financial objectives with respect to financial ratios and earnings. At October 31, 1997 and January 31, 1998, the Company and its subsidiaries were in compliance with all financial covenants contained within the Revolving Credit Facility.

     Borrowing under the Revolving Credit Facility is based on 85% of accounts receivable on which not more than ninety days have elapsed since the date of invoicing. Borrowings under the Revolving Credit Facility bear interest, at the Company's option, at LIBOR (London Interbank Offered Rate) or the bank's prime rate, plus the applicable margin. The weighted average interest rate at October 31, 1997 and January 31, 1998 was 9.10% and 9.76%, respectively. The interest rate charged by the bank at October 31, 1996 was the prime rate of 8.25%. At October 31, 1997 and January 31, 1998, there was $13,985,000 and $11,679,000, respectively, available under the Revolving Credit Facility.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

7. SHAREHOLDERS' EQUITY

COMMON SHARES RESERVED

     Shares of unissued common stock were reserved for the following purposes:

                                                     OCTOBER 31,        JANUARY 31,
                                                ---------------------   -----------
                                                  1996        1997         1998
                                                  ----        ----         ----
Exercise of warrants.........................     157,342     157,342      122,496
Exercise of options outstanding..............     214,400   1,087,400    1,208,950
Future grants of options.....................     760,300     382,300      253,650
                                                ---------   ---------    ---------
Total........................................   1,132,042   1,627,042    1,585,096
                                                =========   =========    =========

WARRANTS

     At October 31, 1996 and 1997 and January 31, 1998, the Company had 786,709, 786,709 and 612,479 warrants outstanding to purchase 157,342, 157,342 and 122,496 shares, respectively, of the Company's common stock. As a result of a 1 for 5 reverse stock split in April 1996, each warrant continues to have an exercise price of $3.00 per share, but five warrants are needed to convert to one share of common stock. The warrants are scheduled to expire on April 30, 1998 unless otherwise extended by the Board of Directors.

INCENTIVE STOCK OPTION PLANS

     On February 27, 1986, the shareholders approved the RCM Technologies, Inc. 1986 Incentive Stock Option Plan ("1986 Plan") which authorizes the issuance not later than October 30, 1995 of up to 60,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries.

     On April 23, 1992, the shareholders approved the RCM Technologies, Inc. 1992 Incentive Stock Option Plan ("1992 Plan") which authorizes the issuance not later than February 13, 2002 of options for up to 100,000 shares of Common Stock to officers, directors and key employees of the Company and its subsidiaries. The 1986 and 1992 Plans contain substantially the same terms. Options under all plans are intended to be incentive stock options pursuant to Section 422A of the Internal Revenue Code. The option terms for all plans cannot exceed ten years and the exercise price cannot be less than 100% of the fair market value of the shares at the time of grant.

     On May 19, 1994, the shareholders approved the RCM Technologies, Inc. 1994 Nonemployee Directors Stock Option Plan ("1994 Plan") as a means of recruiting and retaining nonemployee directors of the Company. There are 80,000 shares of Common Stock reserved under the plan for issuance no later than July 19, 2004. All director stock options are granted at fair market value at the date of grant. The exercise of options granted is contingent upon service as a director for a period of one year. If the optionee ceases to be a director of the Company, any option granted shall terminate.

     On August 15, 1996, (amended on January 15, 1997) the Board of Directors approved the RCM Technologies, Inc. 1996 Executive Stock Plan ("1996 Plan") which authorizes the issuance not later than August 15, 2006 of up to 1,250,000 shares of Common Stock to officers and key employees of the Company and its subsidiaries.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

7. SHAREHOLDERS' EQUITY -- (CONTINUED)

     The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). It applies APB Opinion No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for is stock-based compensation plans. Had compensation cost been determined based on the fair value of the options at the grant date consistent with SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                YEAR ENDED OCTOBER 31,
                                                -----------------------
                                                   1996         1997
                                                   ----         ----

Net income:
As reported..................................   $2,367,939   $4,477,433
Pro forma....................................   $2,235,750   $2,542,196

Earnings per share:
As reported..................................   $      .55   $      .68
Pro forma....................................   $      .52   $      .39

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before November 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal year 1996 and 1997, respectively: expected volatility of 30% for both years; risk-free interest rates of 6.32% and 6.43%; and expected lives of 5 years for both years. The weighted-average fair value of options granted during fiscal years 1996 and 1997 was $2.16 and $3.46, respectively.

     The net income for the year ended October 31, 1996 has been calculated after taking into account the effect of the then available net operating loss carryforward (NOL). Without giving effect to the NOL, the Company's earnings per share as reported and Pro forma, on a fully taxed basis, would have been $.38 and $.35, respectively.

     Transactions related to all stock options are as follows:

                                                    YEARS ENDED OCTOBER 31,                                JANUARY 31,
                             ----------------------------------------------------------------------   ----------------------
                                        WEIGHTED-               WEIGHTED-                 WEIGHTED-                WEIGHTED-
                                         AVERAGE                 AVERAGE                   AVERAGE                  AVERAGE
                                        EXERCISE                EXERCISE                  EXERCISE                 EXERCISE
                               1995       PRICE       1996        PRICE       1997         PRICE        1998        PRICE
                               ----     ---------     ----      ---------     ----       ---------      ----      ---------
Outstanding options at
  beginning of period......   173,300     $3.11       163,300     $2.63        214,400     $3.54      1,087,400     $7.46
Granted....................    50,300      2.66        61,100      5.64        883,200      8.40        130,000     14.50
Forfeited..................   (60,300)     4.01                                 (6,029)     6.68         (1,350)     9.98
Exercised..................                           (10,000)     1.59         (4,171)     5.57         (7,100)     7.08
                             --------               ---------              -----------               ----------
Outstanding options at end
  of period................   163,300     $2.63       214,400     $3.54      1,087,400     $7.46      1,208,950     $8.21
                             ========               =========              ===========               ==========

Exercisable options at end
  of period................    87,000                 141,300                  708,900                  700,450
                             ========               =========              ===========               ==========
Option grant price per
  share....................     $1.09                   $1.09                    $1.09                    $1.09
                             to $8.13                to $8.13               to $10.625                to $14.50

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

7. SHAREHOLDERS' EQUITY -- (CONTINUED)

     The following table summarizes information about stock options outstanding at October 31, 1997:

                                                           WEIGHTED-AVERAGE
           RANGE OF                       NUMBER OF           REMAINING      WEIGHTED-AVERAGE
        EXERCISE PRICES              OUTSTANDING OPTIONS   CONTRACTUAL LIFE   EXERCISE PRICE
        ---------------              -------------------   ----------------  ----------------
         $1.09-$ 1.64                       22,000            5.3 years           $ 1.24
         $2.46-$ 3.69                      130,300            7.0 years           $ 2.96
         $3.69-$ 5.54                       45,020            8.3 years           $ 5.00
         $5.54-$ 8.31                      516,880            9.0 years           $ 7.14
         $8.31-$12.46                      373,200            9.7 years           $10.14

     The following table summarizes information about stock options outstanding at January 31, 1998:

                                                           WEIGHTED-AVERAGE
           RANGE OF                       NUMBER OF           REMAINING      WEIGHTED-AVERAGE
        EXERCISE PRICES              OUTSTANDING OPTIONS   CONTRACTUAL LIFE   EXERCISE PRICE
        ---------------              -------------------   ----------------  ----------------
         $ 1.09-$ 1.64                      22,000            5.0 years           $ 1.24
         $ 2.46-$ 3.69                     130,300            6.8 years           $ 2.96
         $ 3.69-$ 5.54                      44,720            8.1 years           $ 5.00
         $ 5.54-$ 8.31                     509,980            8.8 years           $ 7.14
         $ 8.31-$12.46                     371,950            9.4 years           $10.14
         $12.46-$18.69                     130,000            9.8 years           $14.50

8. COMMITMENTS

EMPLOYMENT CONTRACT AND TERMINATION BENEFITS AGREEMENT

     The Company has employment agreements with its President and certain senior executives with a latest expiration date of September 30, 2000. The agreement with the President provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. The aggregate commitment for future salaries at October 31, 1997, excluding bonuses, was $2,754,500. In addition, an option plan is available for all employees to receive stock options resulting from recommendations by the Compensation Committee of the Board of Directors.

     In December 1993, the Company entered into a Termination Benefits Agreement with Mr. Kopyt that was subsequently amended and restated as of March 18, 1997 (the "Benefits Agreement"). Pursuant to the Benefits Agreement, following a Change in Control (as defined therein) the remaining term of Mr. Kopyt's employment is extended for five years (the "Extended Term"). If Mr. Kopyt's employment is terminated thereafter by the Company other than for cause, or by Mr. Kopyt for good reason (including, among other things, a material change in Mr. Kopyt's salary, title, reporting responsibilities or a change in office location which requires Mr. Kopyt to relocate): the Company is obligated to pay Mr. Kopyt a lump sum equal to his salary and bonus for the remainder of the Extended Term; the exercise price of the options to purchase 500,000 shares granted to Mr. Kopyt under the 1996 Executive Stock Plan will be reduced to 50% of the average market price of the Common Stock for the 60 days prior to the date of termination if the resulting exercise price is less than the original exercise price of $7.125 per share; and the Company shall be obligated to pay to Mr. Kopyt the amount of any excise tax associated with the benefits provided to Mr. Kopyt under the Benefits Agreement. If such a termination had taken place as of October 31, 1997 and January 31, 1998, Mr. Kopyt would have been entitled to cash payments of approximately $1.6 million and $3.4 million, respectively (representing salary and excise tax payments).

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

8. COMMITMENTS -- (CONTINUED)

     The Company leases office facilities and various equipment under noncancellable leases expiring at various dates through February 2007. Certain leases are subject to escalation clauses based upon changes in various factors. The minimum future annual operating lease commitments for leases with noncancellable terms in excess of one year, exclusive of escalation, are as follows:

YEAR ENDING OCTOBER 31,                      AMOUNT
-----------------------                      ------

1998....................................   $  888,700
1999....................................      635,000
2000....................................      492,000
2001....................................      437,500
2002....................................      405,900
Thereafter..............................      932,400
                                           ----------
Total...................................   $3,791,500
                                           ==========

     Rent expense for the years ended October 31, 1995, 1996 and 1997 was $354,000, $498,000 and $814,000, respectively. Rent expense for the three months ended January 31, 1997 and 1998 was $174,455 and $285,703, respectively.

9. MAJOR CUSTOMERS

     Sales to major clients for the years ended October 31, 1995, 1996 and 1997 were as follows:

     For the year ended October 31, 1995, three clients contributed $3,300,000, $2,061,000 and $1,347,000, respectively (an aggregate of $6,708,000 or 24.9% of total sales). Accounts receivable from these three clients represented 8.1% of the total trade accounts receivable at October 31, 1995.

     For the year ended October 31, 1996, one client contributed $7,776,000 or 12.7% of total sales. Accounts receivable from the client represented 13.3% of the total trade accounts receivable at October 31, 1996.

     For the year ended October 31, 1997, one client contributed $13,069,000 or 11.5% of total sales. Accounts receivable from the client represented 4.4% of the total trade accounts receivable at October 31, 1997.

     Sales to major clients for the three months ended January 31, 1997 and 1998 were as follows:

     For the three months ended January 31, 1997, one client contributed $2,482,000 or 11.7% of the total sales. Accounts receivable from the client represented 4.0% of the total trade accounts receivable at January 31, 1997.

     For the three months ended January 31, 1998, no one client contributed more than 10% of the total sales.

10. RELATED PARTY TRANSACTIONS

     A director of the Company is a shareholder in a law firm that rendered various legal services to the Company. Fees paid to the law firm have not been significant.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

11. INCOME TAXES

     The components of income tax expense are as follows:

                                                           THREE MONTHS ENDED
                            YEAR ENDED OCTOBER 31,             JANUARY 31,
                        -------------------------------   ---------------------
                         1995       1996        1997        1997        1998
                         ----       ----        ----        ----        ----

Current
  Federal............   $10,000   $ 48,000   $2,282,603   $357,911   $  973,226
  State and local....    83,500    405,539      915,886    131,423      297,467
                        -------   --------   ----------   --------   ----------
Total income tax
  expense--current...   $93,500   $453,539   $3,198,489   $489,334   $1,270,693
                        =======   ========   ==========   ========   ==========

     The income tax provisions reconciled to the tax computed at the statutory Federal rate was:

                                                                                  THREE MONTHS
                                                                                      ENDED
                                                        YEAR ENDED OCTOBER 31,     JANUARY 31,
                                                       ------------------------   -------------
                                                        1995     1996     1997    1997    1998
                                                        ----     ----     ----    ----    ----
Tax at statutory rate...............................    34.0%    34.0%    34.0%    34.0%   34.0%
State income taxes, net of Federal income tax
  benefit...........................................     5.8      9.4      7.9      6.8     6.4
Net operating loss carry-overs......................   (32.3)   (32.4)    (1.9)    (2.3)
Other, net..........................................     2.4      5.1      1.7              1.3
                                                       -----    -----    -----    -----   -----
                                                         9.9%    16.1%    41.7%    38.5%   41.7%
                                                       =====    =====    =====    =====   =====

     Significant components of the Company's deferred tax assets at October 31, 1996 and 1997 are as follows:

                                                               JANUARY 31,
                                           1996       1997        1998
                                           ----       ----     -----------

Deferred tax assets due to:
  Net operating loss carry-over.......   $102,000   $           $
  Tax credit carry-over...............     73,100
  Depreciation of property and
     equipment........................     20,000
  Allowance for doubtful accounts.....               132,000     132,000
                                         --------   --------    --------
                                          195,100    132,000     132,000
Less: 100% valuation allowance........    195,100
                                         --------   --------    --------
Total net deferred tax assets.........   $          $132,000    $132,000
                                         ========   ========    ========

     The valuation allowance was decreased during 1996 and 1997 by $967,887 and $195,100, respectively, due to the utilization of net operating loss carry-overs and the reversal of temporary differences.

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

12. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     YEAR ENDED OCTOBER 31, 1996

                                         GROSS                      NET INCOME
                           SALES        PROFIT      NET INCOME   PER SHARE (a)(b)
                           -----        ------      ----------   ----------------
1st Quarter..........   $ 9,776,507   $ 1,790,629   $  501,863         $.15
2nd Quarter..........    13,785,626     2,473,426      386,736          .09
3rd Quarter..........    17,378,155     3,798,231      684,937          .14
4th Quarter..........    20,098,885     4,197,002      794,403          .16
                        -----------   -----------   ----------         ----
           Total.....   $61,039,173   $12,259,288   $2,367,939         $.55
                        ===========   ===========   ==========         ====

     YEAR ENDED OCTOBER 31, 1997

                                          GROSS                      NET INCOME
                           SALES         PROFIT      NET INCOME    PER SHARE (a)
                           -----         ------      ----------    -------------

1st Quarter..........   $ 21,150,721   $ 5,099,404   $  780,987         $.16
2nd Quarter..........     27,379,979     6,246,111      917,333          .18
3rd Quarter..........     28,009,367     6,918,940    1,205,928          .19
4th Quarter..........     37,419,026     8,862,290    1,573,185          .22
                        ------------   -----------   ----------         ----
           Total.....   $113,959,093   $27,126,745   $4,477,433         $.70
                        ============   ===========   ==========         ====

------------------
(a) Total of quarterly amounts do not agree to the annual amount due to separate quarterly calculations of weighted average shares outstanding.

(b) The net income for the year ended October 31, 1996 has been calculated after taking into account the effect of the then available net operating loss carryforward (NOL). Without giving effect to the NOL, the Company's earnings per share, on a fully taxed basis would have been $.38.

13. INTEREST EXPENSE, NET OF INTEREST INCOME

     Interest expense, net of interest income consisted of the following:

                                                                         THREE MONTHS ENDED
                                                                             JANUARY 31,
                                                                         -------------------
                                       1995        1996        1997        1997       1998
                                       ----        ----        ----        ----       ----
Interest expense..................   $ (38,158)  $(163,811)  $(444,347)  $(90,189)  $(55,114)
Interest income...................     142,810         116     259,702      5,388     15,782
                                     ---------   ---------   ---------   --------   --------
                                     $ 104,652   $(163,695)  $(184,645)  $(84,801)  $(39,332)
                                     =========   =========   =========   ========   ========

14. NEW STANDARDS

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective for all periods beginning after December 15, 1997. SFAS 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their

                    RCM TECHNOLOGIES, INC. AND SUBSIDIARIES

                    (AMOUNTS AND DISCLOSURES AT AND FOR THE
          THREE MONTHS ENDED JANUARY 31, 1997 AND 1998 ARE UNAUDITED)

14. NEW STANDARDS -- (CONTINUED)

major customers. Management is currently evaluating the impact of the disclosure requirements of this statement.

15. SUBSEQUENT EVENTS (UNAUDITED)

     On February 2, 1998, the Company purchased Staffworks, Inc. ("Staffworks"), a privately-held, provider of technical professional and information technology personnel. The purchase price was $3,000,000 plus $2,000,000 of contingent consideration payable over three years. The agreement provides for additional purchase consideration upon the attainment of certain earnings targets at the end of each twelve month period following the closing, for a period of three years. Any additional consideration paid will be recorded as additional purchase price. Current annualized revenues provided by the management of Staffworks is approximately $12.0 million.

     On February 2, 1998, the Company acquired all of the outstanding stock of Global Technology Solutions ("Global") for approximately $3.7 million cash plus $2.0 million of consideration in the form of a two year promissory note payable upon attaining certain earnings targets within a two-year period. The Company also agreed to pay additional consideration to the former Global shareholder in the event that during the two-year period the performance of Global exceeds the established earnings targets. Global generated revenues of approximately $5.5 million during its fiscal year ended December 31, 1997. Through this transaction, the Company acquired one branch office in Sacramento, California which provides information technology staffing services, primarily to the San Francisco Bay area.

[Text reading "Product Line Breakdown" and accompanying footnote reading "For the three months ended January 31, 1998."]

[Pie chart depicting the composition of the Company's revenues by sector, indicating that the Company's Information Technology Group, Professional Engineering Group, General Support Group and Specialty Healthcare Group contributed 57.3%, 24.4%, 14.7% and 3.6%, respectively, of the Company's revenues for the three months ended January 31, 1998.]

[Pie chart depicting the composition of the Company's gross profit by sector, indicating that the Company's Information Technology Group, Professional Engineering Group, General Support Group and Specialty Healthcare Group contributed 68.3%, 18.2%, 9.6% and 3.9%, respectively, of the Company's gross profit for the three months ended January 31, 1998.]

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Prospectus Summary.........................      3
Risk Factors...............................      7
Acquisition Program........................     11
Use of Proceeds............................     12
Price Range of Common Stock and Dividend
  Policy...................................     13
Capitalization.............................     14
Selected Historical and Pro Forma
  Consolidated Financial Data..............     15
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations............................     16
Business...................................     24
Management.................................     33
Principal and Selling Stockholders.........     36
Shares Eligible for Future Sale............     38
Underwriting...............................     39
Legal Matters..............................     40
Experts....................................     40
Available Information......................     40
Incorporation of Certain Documents by
  Reference................................     41
Index to Financial Statements..............    F-1


                                2,700,000 SHARES



                          [Company logo appears here]


                                 COMMON STOCK


                            -----------------------
                                   PROSPECTUS
                            -----------------------


                                  BT ALEX.BROWN

                             BANCAMERICA ROBERTSON
                                    STEPHENS

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                                         , 1998

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses to be paid by the Company in connection with the sale of the securities being registered in the Registration Statement are as follows:

Securities and Exchange Commission registration fee.........  $ 21,812
Printing and engraving expenses.............................    80,000
Accounting fees and expenses................................    40,000
Legal fees and expenses.....................................   190,000
NASD filing fees............................................     7,894
Nasdaq National Market supplemental listing fee.............    17,500
Miscellaneous expenses......................................   242,794
                                                              --------
  Total.....................................................  $600,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Nevada Revised Statutes (the "NRS"), the Company's Articles of Incorporation and Bylaws, provide that a director shall not be personally liable in such capacity for monetary damages for any action or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under the NRS and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute or to the liability of a director for the payment of taxes pursuant to local, Nevada or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

     The Bylaws also provide that every person who is or was a director or officer of the Company or of any corporation which he served as such at the request of the Company, shall be indemnified by the Company against all expenses and liabilities reasonably incurred by or imposed upon him, in connection with any proceeding to which he may be made or threatened to be made, a party or in which he may become involved by reason of his being or having been a director or officer of the Company, or such other corporation, whether or not he is a director or officer of the Company or such other corporation at the time the expenses or liabilities are incurred. If the action is not by or in the right of the Company, such person will be indemnified against expenses incurred to the extent that he has been successful on the merits or otherwise in defense of such action and against expenses incurred by him in connection therewith if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action is by or in the right of the Company, such person shall be indemnified by the Company against expenses incurred by him to the extent he has been successful on the merits or otherwise in defense of such action and against expenses incurred by him if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Company, except that no indemnification will apply in respect of any matter as to which such person is adjudged to be liable to the Company for negligence or misconduct in the performance of his duty to the Company.

     In addition, the Articles of Incorporation authorize the Company to maintain insurance to cover such liabilities. The Company has purchased Directors' and Officers' Liability Insurance to protect directors and officers of the Company from any liability asserted against them for acts taken or omissions occurring in their capacities as such. The Company policy has an aggregate liability limit of $10,000,000. The Company is not required to maintain such insurance and there can be no assurance that the Company will continue to maintain such insurance or coverage in such amounts.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

     Reference is made to Item 17 for the undertakings of the Company with respect to indemnification of liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS.


     1*     Form of Underwriting Agreement.


     5*     Opinion of Schreck Morris.

     23.1   Consent of Grant Thornton LLP.

     23.2*  Consent of Schreck Morris (contained in Exhibit 5).


     24*    Power of Attorney.


     27.1 Restated Financial Data Schedule for Fiscal Year Ended October 31, 1997 (EDGAR version only).



     27.2 Restated Financial Data Schedule for Fiscal Year Ended October 31, 1996 (EDGAR version only).



     27.3 Restated Financial Data Schedule for Fiscal Year Ended October 31, 1995 (EDGAR version only).

------------------

*    Filed previously.


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pennsauken, New Jersey on May 6, 1998.


                                      RCM TECHNOLOGIES INC.




                                      By: /s/ Leon Kopyt
                                          -----------------------------------
                                         Leon Kopyt
                                         President and Chief Executive Officer





     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                  TITLE                          DATE
             ---------                                  -----                          ----
/s/ Leon Kopyt                           Chairman of the Board of Directors,         May 6, 1998
-----------------------------------      President, Chief Executive Officer
Leon Kopyt                               (Principal Executive Officer)

/s/ Stanton Remer                        Chief Financial Officer, Treasurer,         May 6, 1998
-----------------------------------      Secretary and Director (Principal
Stanton Remer                            Financial and Accounting Officer)

                 *                       Director                                    May 6, 1998
-----------------------------------
Norman S. Berson

                 *                       Director                                    May 6, 1998
-----------------------------------
Robert B. Kerr

                 *                       Director                                    May 6, 1998
-----------------------------------
Woodrow B. Moats, Jr.

*By: /s/ Stanton Remer
     -----------------------------
      Stanton Remer
      Attorney-in-Fact